United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

June 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F [X] Form 40-F [  ]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes [  ] No  [X]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes [  ]No  [X]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes [  ] No  [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

English Translation of CVRD Annual Information Report, filed with Brazilian Securities Commission, for the year ended December 31, 2003
Signatures

TRANSLATED FROM THE ORIGINAL IN PORTUGUESE

FEDERAL PUBLIC SERVICE SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM) ANNUAL INFORMATION - IAN YEAR ENDED 12/31/2003	02-FILING 01-NUMBER

REGISTRY WITH THE CVM DOES NOT IMPLY ANY JUDGEMENT ABOUT THE COMPANY, SINCE ITS ADMINISTRATORS ARE RESPONSIBLE FOR THE TRUTHFULNESS FOR THE INFORMATION GIVEN.

01.01 - IDENTIFICATION

1 - CVM CODE 00417-0	2 - NAME OF THE COMPANY COMPANHIA VALE DO RIO DOCE	3 - CNPJ (CORPORATE TAXPAYER NUMBER) 33.592.510/0001-54

4 - TRADE NAME CVRD	5 - PREVIOUS NAME NIHIL	6 - NIRE 33300019766

7- SITE www.cvrd.com.br

01.02 - ADDRESS OF THE PRINCIPAL OFFICE

1 - FULL ADDRESS (STREET, No. AND COMPLEMENT) Avenida Graça Aranha, 26	2 - DISTRICT DOWNTOWN Centro

3 - CEP (ZIP CODE) 20030-900	4 - MUNICIPALITY Rio de Janeiro	5 - FEDERAL UNIT RJ

6 - AREA CODE (DDD) 21	7 - PHONE No. 3814-4477	8 - PHONE No.	9 - PHONE No.	10 - TELEX

11 - AREA CODE (DDD)	12 - FAX	13 - FAX	14 - FAX
15 - E-MAIL fabio.barbosa@cvrd.com.br

01.03 - SHAREHOLDERS DEPARTMENT

1 - NAME Bernardeth Vieira de Souza

2 - POSITION Treasury General Manager

3 - FULL ADDRESS (STREET, No. AND COMPLEMENT) Avenida Graça Aranha, 26 - 13th floor	4 - QUARTER OR DISTRICT Centro

5 - CEP (ZIP CODE) 20030-900	6 - MUNICIPALITY Rio de Janeiro	7 - FEDERAL UNIT RJ

8 - AREA CODE (DDD)	9 - PHONE No.
21	3814-4454	10 - PHONE No.	11 - PHONE No.	12 - TELEX

13 - AREA CODE (DDD)	12 - FAX	15 - FAX	16 - FAX
21	3814-4603		—

17 - E-MAIL bernardeth.souza@cvrd.com.br

18 - NAME Bradesco Bank

19 - CONTACT Antonio Carlos Menegaci

20 - FULL ADDRESS (STREET, No. AND COMPLEMENT) Prédio Amarelo Velho, 2º andar	21 - QUARTER OR DISTRICT Osasco

22- CEP (ZIP CODE) 06029-900	23 - MUNICIPALITY São Paulo	24 - FEDERAL UNIT SP

25 - AREA CODE (DDD) 11	26 - PHONE No. 3684-4522	27 - PHONE No.	28 - PHONE No. 29 - TELEX

30 - AREA CODE (DDD) 11	31 - FAX 3684-5645	32 - FAX	33 - FAX

34 - E-MAIL 4010.moraes@bradesco.com.br

OTHER PLACE FOR STOCKHOLDER SERVICE

35 - ITEM	36 - MUNICIPALITY	37 - FEDERAL (UNIT)	38 - AREA CODE	39 - PHONE No.	40 - PHONE No.

01	Bradesco Bank			—	—

02

03

04

Page: 1

TRANSLATED FROM THE ORIGINAL IN PORTUGUESE

FEDERAL PUBLIC SERVICE SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM) ANNUAL INFORMATION - IAN YEAR ENDED 12/31/2003	02 - FILING 01 - NUMBER

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54

01.04 - DIRECTOR OF MARKET RELATIONS (Address for correspondence with the Company)

1 - NAME
Fábio de Oliveira Barbosa

2 - FULL ADDRESS (STREET, No. AND COMPLEMENT)	3 - QUARTER OR DISTRICT
Avenida Graça Aranha, 26 - 18th floor	Centro

4 - CEP (ZIP CODE)	5 - MUNICIPALITY	6 - FEDERAL UNIT
20030-900	Rio de Janeiro	RJ

7 - AREA CODE (DDD)	8 - PHONE No.	9 - PHONE No.	10 - PHONE No.	11 - TELEX
21	3814-8888	-	-	-

12 - AREA CODE (DDD)	13 - FAX	14 - FAX	15 - FAX	16 - E-MAIL
21	3814-8820	-	-	fabio.barbosa@cvrd.com.br

17 - BRAZILIAN DIRECTOR	18 - TAX PAYER CARD	19 - PASSPORT
YES	359.558.996-34

01.05 - REFERENCE/AUDITOR

1 - LAST FISCAL YEAR START	2 - LAST FISCAL YEAR END
01/01/2003	12/31/2003

3 - CURRENT FISCAL YEAR START	4 - CURRENT FISCAL YEAR END
01/01/2004	12/31/2004

5 - AUDITOR’S NAME	6 - CVM CODE
PricewaterhouseCoopers Auditores Independentes	00287-9

7 - NAME OF PARTER	7 - TAX PAYER CARD
João Cesar de O. Lima Jr.	744.808.477-15

01.06 - GENERAL DATA

1 - STOCK EXCHANGE WHERE IT IS REGISTERED

☐ BVBAAL	☐ BVMESB	☐ BVPR	☐ BVRJ	☐ BVST
☐ BVES	☐ BVPP	☐ BVRG	☒BOVESPA

2 - TRADING MARKET
Stock Exchange

3 - SITUATION
Operational

4 - ACTIVITY CODE
103 - MINERAL EXTRACT

5 - MAIN ACTIVITY
IRON ORE EXTRACT, DRESSING AND TRADE

Page: 2

TRANSLATED FROM THE ORIGINAL IN PORTUGUESE

FEDERAL PUBLIC SERVICE SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM) ANNUAL INFORMATION - IAN YEAR ENDED 12/31/2003	02 - FILING 01 - NUMBER

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54

01.07 - STOCK CONTROL

1 - NATURE

     Private National

2 - SECURITIES ISSUED BY THE COMPANY

☒	1 - SHARES	☐	2 - REDEEMABLE SHARES	☒	3 - SIMPLE DEBENTURES
☐	4 - DEBENTURES CONVERTIBLE INTO	☐	5 - PARTICIPATION CERTIFICATES	☐	6 - SUBSCRIPTION BONUSES

01.08 - PUBLICATION OF THE INFORMATIVE DOCUMENTS

1 -	NOTICE TO STOCKHOLDERS ABOUT THE AVAILABILITY OF THE FINANCIAL STATEMENTS (ARTICLE 133, LAW No. 6,404/76)	2 -	MINUTES OF THE ORDINARY GENERAL MEETING WHICH APPROVED THE FINANCIAL STATEMENTS
	03/31/2004		05/07/2004

3 -	CALL OF ORDINARY GENERAL MEETING FOR APPROVING THE FINANCIAL STATEMENTS	4 -	PUBLICATION OF THE FINANCIAL STATEMENTS
	03/26/2004		04/20/2004

01.09 - NEWSPAPERS IN WHICH THE COMPANY DIVULGES INFORMATION

1 - ITEM	2 - TITLE	3 - FEDERAL UNIT
01	Valor Econômico	BR
02	Jornal do Commercio	RJ
03	Gazeta Mercantil	BR
04	Diário Oficial do RJ	RJ

01.10 - DIRECTOR OF MARKET RELATIONS

1 - DATE                    2 - SIGNATURE

Page: 3

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01- IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

02.01.01 - PRESENT COMPOSITION OF THE BOARD OF DIRECTORS AND EXECUTIVE BOARD

					6 -
1 -		3 - TAXPAYER	4 - ELECTION	5 - TERM OF	CODE	7-INDICATED BY
ITEM	2 - ADMINISTRATOR	CARD	DATE	OFFICE	(*)	THE OWNER	8- CODE	7 - TITLE
01	Sérgio Ricardo Silva Rosa	003.580.198-00	04/16/2003	OGM 2005	2	YES	20	Chairman
02	Mário da Silveira Teixeira Júnior	113.119.598-15	04/16/2003	OGM 2005	2	YES	21	Vice-Chairman
03	Erik Persson	148.409.280-53	04/25/2001	OGM 2005	2	YES	22	Member(Effective)
04	Ricardo Carvalho Giambroni	466.383.007-25	04/16/2003	OGM 2005	2	YES	22	Member(Effective)
05	Arlindo Magno de Oliveira	281.761.977-34	04/16/2003	OGM 2005	2	YES	22	Member(Effective)
06	Renato da Cruz Gomes	426.961.277-00	04/25/2001	OGM 2005	2	YES	22	Member(Effective)
07	Katsuto Momii	—	09/24/2003	OGM 2005	2	YES	22	Member(Effective)
08	Oscar Augusto de Camargo Filho	030.754.948-87	12/30/2003	OGM 2005	2	YES	22	Member(Effective)
09	Francisco Valadares Póvoa	070.887.286-72	04/25/2001	OGM 2005	2	NO	22	Member(Effective)
11	Cláudio Bernardo Guimarães de Moraes	761.155.427-15	04/16/2003	OGM 2005	2	NO	22	Member(Effective)
12	Jaques Wagner	264.716.207-72	01/28/2004	OGM 2005	2	YES	22	Member(Effective)
14	Roger Agnelli	007.372.548-07	03/27/2002	05/25/2005	1		22	Chief Executive Officer
15	Carla Grasso	313.335.241-53	03/27/2002	05/25/2005	1		10	Executive Officer of Human Resources and Corporate Services
16	Fábio de Oliveira Barbosa	359.558.996-34	05/15/2002	05/25/2005	1		19	Chief Financial Officer
17	José Carlos Martins	304.880.288-68	04/22/2004	05/25/2005	1		19	Executive Officer for Equity Holdings and Business Development
18	Gabriel Stoliar	402.763.927-87	03/27/2002	05/25/2005	1		19	Executive Officer for Planning
19	Armando de Oliveira Santos Neto	283.024.607-10	03/27/2002	05/25/2005	1		19	Executive Officer for Ferrous Minerals
20	Antônio Miguel Marques	279.996.456-72	03/27/2002	05/25/2005	1		19	Executive Officer for Non-Ferrous Minerals
21	Guilherme Rodolfo Laager	606.451.997-53	03/27/2002	05/25/2005	1		19	Executive Officer for Logistics

(*) Code:	OGM — Ordinary General Meeting / BDM — Board Of Directors Meeting / EGM — Extraordinary General Meeting

1 — Belongs only to the executive board / 2 — Belongs only to the board of directors / 3 — Belongs to the both the board of directors and executive board.

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FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01- IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

02.01.02 - PRESENT COMPOSITION OF THE FISCAL COUNCIL

1-	FISCAL COUNCIL INSTALADO	2-	PERMANENTE
	YES		NO

3 – ITEM	4 – NAME OF MEMBER	5 – TAXPAYER CARD	6 - ELECTION DATE	7 - TERM OF OFFICE	8 - CODE	9 – TITLE
01	Pedro Carlos de Mello	132.520.380-72	04/28/2004	OGM 2005	42	President of Fiscal Council elect by the minority common stockholders
02	Marcelo Amaral Moraes	929.390.077-72	04/28/2004	OGM 2005	45	Member of Fiscal Council (effective) elect by the minority common stockholders
03	Oswaldo Mário Pêgo de Amorim Azevedo	005.065.327-04	04/28/2004	OGM 2005	45	Member of Fiscal Council (effective) elect by the minority common stockholders
04	Wilson Risólia Rodrigues	001.384.978-69	04/28/2004	OGM 2005	44	Member of Fiscal Council(effective) elect by preferred stockholders
05	Marcelo Bragagnolo Bonini	026.961.668-38	04/28/2004	OGM 2005	48	Member of Fiscal Council(substitute) elect by preferred stockholders
06	Milton Lourenço Cabral	289.842.427-72	04/28/2004	OGM 2005	48	Member of Fiscal Council (subsitute) elect by the minority common stockholders
07	Inácio Clemente da Silva	537.672.098-53	04/28/2004	OGM 2005	48	Member of Fiscal Council (subsitute) elect by the minority common stockholders
08	Luís Hemrique Rosati Rocha	001.608.057-24	04/28/2004	OGM 2005	48	Member of Fiscal Council (subsistitute) elect by the minority common stockholders

Page:5

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01- IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

02.02 — PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH BOARD MEMBER AND EXECUTIVE OFFICER

Sérgio Ricardo Silva Rosa. Mr. Rosa joined our board of directors in April 2003 and was designated as Chairman in May 2003. Mr. Rosa is currently the chief executive officer of PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil, or Previ, where he has been an executive officer since 2000. He is also a director of Valepar S.A., or Valepar, and an executive officer of Litel Participações S.A., or Litel. Prior to joining Previ, Mr. Rosa served as President of the Confederação Nacional dos Bancários from June 1994 to May 2000. From January 1995 to December 1996, Mr. Rosa was an alderman of the municipality of São Paulo. Mr. Rosa has been a director of Brasil Telecom Participações since December 2000, and of Sauípe S.A. since May 2001.

Mário da Silveira Teixeira Júnior. Mr. Teixeira graduated with a degree in civil engineering and business from Mackenzie University. On July 1, 1971, Mr. Teixeira joined Bradesco S.A. Corretora de Títulos e Valores Mobiliários, where he served as an executive officer from March 1983 to January 1984, when he was elected chief department officer at Banco Bradesco S.A. In 1992 he became chief managing officer, in 1998 vice-president and from March 1999 until July 2001 he was a member of the board of directors. From July 2001 to March 2002, Mr. Teixeira was CEO of Bradespar and, in March 2002, he returned to the board of directors of Banco Bradesco S.A. Mr. Teixeira has been vice-president of the board of directors of Companhia Paulista de Força e Luz – CPFL since August 2, 2001, a position that he also held from November 1997 to April 2000. Since August 30, 2001, he has also been vice-president of the board of directors of CPFL Energia S.A., a position that he also held in from March to April 2000. He was a member of the board of directors of Globo Cabo S.A. from 1998 to 2000; Latasa from 1992 to 2000; São Paulo Alpargatas S.A. from 1996 to 1999, and Serra da Mesa Energia S.A. and VBC Energia S.A. from 1997 to 2000. Mr. Teixeira has been a board member of CVRD since May 2003.

Erik Persson. Mr. Persson joined our board of directors in April 2001. Mr. Persson has been a planning officer at Previ since June 2000, and has worked at Previ since 1977. Mr. Persson has also served as a director of Valepar and Litel since April 2001, and has held a position as director of SEEB Porto Alegre and FEEB Rio Grande do Sul since 1990.

Ricardo Carvalho Giambroni. Mr. Giambroni joined our board of directors in April 2001. In March 2003, he was nominated CEO of Litela Participações S.A., or Litela, and in April 2003, director of Valepar. Mr. Giambroni is a manager of the equity division at Previ. From June 1999 to December 2002, he has been an executive officer of Litel. From June 1997 to April 2001, he was a director of Paranapanema Group and, from April 2001 to December 2002, of Valepar.

Arlindo Magno de Oliveira. Mr. Magno joined our board of directors in April 2003. Since 1996, he has served in a variety of positions at Previ, including among others: member of the fiscal council, customer service manager, officer for deliberations and executive officer for planning. From April to October 2002, Mr. Magno was the executive officer in charge of finance and management at CEDAE – Companhia Estadual de Água e Esgoto. He has also acted as a director of several companies, including Companhia de Eletricidade do Estado da Bahia — COELBA, Companhia Energética do Rio Grande do Norte — COSERN, CPFL Energia S.A., CPFL Geração de Energia S.A. and ENERCAN – Campos Novos Energia S.A.

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FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01- IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

02.02 — PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH BOARD MEMBER AND EXECUTIVE OFFICER

Renato da Cruz Gomes. Mr. Gomes joined our board of directors in April 2001. Mr. Gomes has been an executive officer of Bradespar S.A. since 2000. He is also a director of Bradesplan S.A. and Eletron S.A. From 1976 through 2000, Mr. Gomes held a variety of positions within BNDES and participated on the boards of directors of many companies, namely Elebra Eletrônica, Globo Cabo, Aracruz, Iochpe, Bahia Sul and Latasa. He was also a member of the advisory board of Factor Sinergia – Fundo de Investimento de Valores Mobiliários em Ações and the investments committee of Bradesco Templeton Value and Liquidity Fund. Mr. Gomes has been an executive officer of Valepar since April 2001.

Katsuto Momii. Mr. Momii joined our board of directors in September 2003. He was an executive director and senior executive managing officer until March 31, 2004, and is currently executive vice president of Mitsui & Co., Ltd., since April 1, 2004, having joined Mitsui & Co., Ltd. in April 1965.

Oscar Augusto de Camargo Filho. Mr. Camargo Filho joined our board of directors in September 2003. He is currently a partner of CWA Consultoria Empresarial. From 1998 to 2000, Mr. Camargo Filho served as Chairman of the board of directors of MRS Logística S.A., and as a member of the board of directors from 2002 to 2004. From 1973 to 2003, he held various positions with Caemi, including CEO and member of its board of directors.

Francisco Valadares Póvoa. Mr. Póvoa joined our board of directors in May 1997. He is also a director of Valepar and CSI and a member of Valia’s board of trustees. He is also the CEO of Investvale. Until March 2001, he was also a director of CSN and was previously an alternate director of CSN. Mr. Póvoa joined us as a mining engineer in 1972 and has held a variety of positions within the CVRD Group.

Claudio Bernardo Guimarães de Moraes. Mr. Moraes joined our board of directors in April 2003. From 1984 until the present, he has served in a variety of positions at BNDES. From April 2002 to April 2003, Mr. Moraes was a member of our fiscal council.

Jaques Wagner. Mr. Wagner joined our board of directors in December 2003. As of January 23, 2004, Mr. Wagner serves as Minister of the Council on Economic Development’s Special Administrative Office. From 1999 to 2002, he was a member of the Parliament and was the Minister of Labor from 2003 to 2004.

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FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01- IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

02.02 — PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH BOARD MEMBER AND EXECUTIVE OFFICER

Roger Agnelli. Mr. Agnelli was elected President and CEO of Companhia Vale do Rio Doce in July 2001. He developed his professional career at the Bradesco financial group from 1981 to 2001, where he reached the position of executive director of Banco Bradesco in 1998, remaining in that office until the year 2000; he also was President and CEO of Bradespar S.A., from March, 2000 to July, 2001. Due to his activities in the areas of investments, mergers and acquisitions, and asset management, he has also been a member of the board of directors of several major companies in Brazil, such as Companhia Paulista de Força e Luz, Companhia Siderúrgica Nacional, Latas de Alumínio S.A. – LATASA, VBC Energia S.A., Brasmotor S.A., Mahle Metal Leve S.A., Rio Grande Energia S.A. and Serra da Mesa Energia S.A. Mr. Agnelli has also been a director of UGB Participações S.A. and Vice-President of ANBID – Brazil’s National Association of Investment Banks. Mr. Agnelli was the Chairman of the board of directors of Companhia Vale do Rio Doce, from May 2000 until July 2001 and is presently a member of the board of directors of Asea Brown Boveri. Mr. Agnelli is a full member of the Economic and Social Development Council (CDES), an advisory council to the President of Brazil. He is also President of the Chinese-Brazilian Business Council, and has recently accepted the invitation to become a member of the International Investments Council, to advise the President of the South African Republic, Dr. Thabo Mbeki. Mr. Agnelli has a degree in economics from the Fundação Armando Álvares Penteado, in São Paulo.

Carla Grasso. Ms. Grasso was appointed as an executive officer of the human resources and corporate services area in October 2001. Prior to joining us, Ms. Grasso served as the economic assistant to the President of Brazil. She has also been deputy coordinator of fiscal policy at the Ministry of the Economy and has held a variety of positions at the Ministry of Social Security. In 1997, she was appointed as an executive officer of Fundação Vale do Rio Doce de Habitação e Desenvolvimento Social. Ms. Grasso has both a degree in Economics and a master in Economics from Universidade de Brasilia (UnB).

Fabio de Oliveira Barbosa. Mr. Barbosa was appointed as our chief financial officer in May 2002. He is also an officer of Docepar S.A. and Chairman of the board of directors of Caemi. Prior to that, Mr. Barbosa served as a member of our board of directors from April 2000 to March 2002. Previously, he served as chairman of the board of directors of BANESPA – Banco do Estado de São Paulo S.A., and also served as a board member of the following companies: Banco do Brasil S.A., Caixa Econômica Federal, CST and TELESP—Telecomunicações de São Paulo. Prior to joining us, Mr. Barbosa has served as secretary of the National Treasury Secretariat at the Ministry of Finance since July 1999, after serving as assistant secretary in the previous four years. From 1992 to 1995, he served as adviser to the Executive Board of the World Bank, in Washington D.C. From 1990 to 1992, he was Deputy and Head of the Fiscal Policy Unit at the Ministry of Economy and Finance. From 1988 to 1990, he was economic advisor and head of the Economic Analysis Unit, both at the Ministry of Planning. Prior to that time, Mr. Barbosa held a variety of positions at the Ministry of Industry and Commerce, the Paraná State Development Institute, the Ministry of Labor and the Institute for Applied Economic Research.

José Carlos Martins. Mr. Martins was appointed as an executive officer of our holdings and business development areas in April 2004. [He has over 30 years of experience in the metals industry. In 1999, he became President of Latasa, one of the largest aluminum can producers in Latin America. Upon the purchase of Latasa by Rexam, a United Kingdom company, in 2003, Mr. Martins became president and CEO of Rexam’s South American beverage can division, Rexam Beverage Can South America.

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FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01- IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

02.02 — PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH BOARD MEMBER AND EXECUTIVE OFFICER

Gabriel Stoliar. Since October 2001, Mr. Stoliar has served as the chief planning and control officer of CVRD. In September 1997, he was originally appointed as an executive officer of the Corporate Center and Investor Relations area. He is also director of Usiminas, Caemi, CST and PPSA. In 1994, he was appointed director of BNDESPAR. In 1991, Mr. Stoliar assumed the position of superintendent of the operational division responsible for the areas of mining, metallurgy, chemicals, petrochemicals, pulp and paper of BNDESPAR. He was appointed by BNDESPAR in 1988 as manager of operations in the area of capital, electronic and consumer goods. In 1982, he was promoted to manager of BNDES for the project area of FINSOCIAL. In 1978, he was hired by BNDES as an analyst in the area of pulp, paper and petrochemicals. Mr. Stoliar began his career as a business organization consultant at the Institute of Economic and Management Development of the Federation of Industries of Rio de Janeiro. Mr. Stoliar obtained an engineering degree from Universidade Federal do Rio de Janeiro (UFRJ), a post graduate degree in production engineering and an MBA from PDG/EXE-SDE in Rio de Janeiro.

Armando de Oliveira Santos Neto. Mr. Santos was appointed as an executive officer of our ferrous minerals area in October 2001. Currently, Mr. Santos is also a director of Caemi, Samarco and RDM. Mr. Santos has held many different positions within the CVRD Group since 1970 when he began as a trainee at the railway division. His experience in iron ore sales and marketing includes positions at Rio Doce America, Inc. in New York, Rio Doce Asia in Tokyo, and Rio Doce International S.A. in Brussels. From 1997 to 2000, Mr. Santos was the commercial executive officer for the iron ore division. Before becoming executive officer of the ferrous minerals area, he was president of Rio Doce America. Mr. Santos has a degree in civil engineering from the Universidade Federal do Espírito Santo (UFES).

Antonio Miguel Marques. Mr. Marques was appointed as an executive officer of our non-ferrous minerals area in April 2004. Currently, Mr. Marques is director of Caemi, CST, MRN, Alunorte, Albras, Valesul and Usiminas, and CEO of Vale do Rio Doce Energia S.A. Prior to that, Mr. Marques has held various positions at Caraíba Metais S.A. Indústria e Comércio, DuPont do Brasil S.A., Billiton Metais S.A., Paranapanema Group and Votarantim Group. Mr. Marques has a degree in engineering from the Universidade Federal de Ouro Preto. He received his post-graduate degree in Mineral Treatment at the Universidade Federal de Minas Gerais (UFMG) and obtained an MBA from COPPEAD, at the Universidade Federal do Rio de Janeiro (UFRJ).

Guilherme Rodolfo Laager. Mr. Laager was appointed as an executive officer of our logistics area in September 2001. Mr. Laager served as logistics, supplying and technological information director for AMBEV, Companhia de Bebidas das Américas from 1989 until August 2000. From 1982 until 1988, Mr. Laager worked for Andersen Consulting and, from 1979 until 1981, for IESA, International de Engenharia S.A. Mr. Laager has a degree in civil engineering from the Universidade Federal do Rio de Janeiro (UFRJ) and obtained an MBA in business administration from COPPEAD, also at UFRJ.

Page:9

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01- IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

02.02 — PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH BOARD MEMBER AND EXECUTIVE OFFICER

Pedro Carlos de Mello. Mr. Mello joined the CVRD’s Fiscal Council in 2002, was re-elected in 2003 and 2004 and will remain until the General Meeting in 2005. Initiated in the Banco do Brasil in 1971, and has occupied several positions. Since 1999, he is the Executive Manager of Contadoria, in Brasília, DF. Mr. Mello was also member of the Fiscal Council of several companies, among which: ACESITA – Cia. Aços Especiais Itabira, from 1992 to 1999; Forjas Acesita S.A., in 1992; Acesita Energética S.A., in 1992; Caixa de Assistência dos Funcionários do Banco do Brasil – CASSI, from 1995 through 1996; and BRASILSAÚDE Companhia de Seguros, in 1997; Fundação Banco do Brasil, from 1988 through 1993. Presently, he is a member of the Fiscal Council of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, since December 24, 1997., and substitute member of the Fiscal Council of COBRA – Computadores e Sistemas Brasileiros S.A., since 1989; Jarí Celulose S.A. and BRASILSAÚDE Cia. de Seguros, both since 1988. Mr. Mello is graduated in Economics Science by the Faculty of Political and Economical Sciences of Cruz Alta, RS and in Accountancy by the Association of Unified Teaching of the Federal District – AEUDF – Brasília, DF, with emphasis in Financial Controls – MBA Controller course of FIPECAFI — Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras da Universidade de São Paulo (Foundation Institute of Accounting, Actuarial and Financial Researches of São Paulo University).

Marcelo Amaral Moraes. Mr. Moraes joined CVRD’s Fiscal Council in April 2004 and will remain until the General Meeting in 2005. He worked for years in Mergers and Acquisitions and in capital markets areas of the Banco Cidam and Bozano, Simonsen. Presently, he is the Bradespar S.A.’s Investments Manager. Mr. Moraes is also a substitute member of Net Serviços S.A.’s Board of Directors. Mr. Moraes is graduated in Economy by the Rio de Janeiro Federal University, and has a master degree in Business Management of the COPPEAD — Rio de Janeiro Federal University.

Oswaldo Mario Pego de Amorim. Mr. Amorim joined CVRD’s Fiscal Council in April 2004, and will remain until the General Meeting in 2005. Additionally, he has been the Vice-President of International Operations in Sul America Seguros since January 1996; and Vice-President of the Federação Nacional das Empresas de Seguros Privados e de Capitalização – FENASEG (National Federation of the Enterprises of Private Insurance and Capitalization). From January 1964 through March 1975, he was a CVRD engineer. From 1975 to present, he occupied several positions in the insurance areas, among which Director of Planning in Sul America Seguros and Chief Executive Officer of Sul America Unibanco Seguradora, an association of Sul America and Unibanco. Mr. Amorim is graduated in Industrial and Production Engineering by the Pontifícia Universidade Católica do Rio de Janeiro.

Wilson Risolia Rodrigues. Mr. Rodrigues joined the CVRD’s Fiscal Council in April 2003, re-elected in 2004 to remain until the General Meeting in 2005. Since December 1984, Mr. Rodrigues works for Caixa Econômica Federal, where assumed several executive functions, and is presently Vice-President of the Administration of Third Parties’ Resources. From September 1997 through March 1998, acted as a financial consultant of Servlease Group – WTC, São Paulo. Before, from October 1996 through May 1997, was Chief of Analysis of Investment Projects in SASSE – Cia. Nacional de Seguros Gerais. He had acted in Rossi Group and in theBanco Mercantil de São Paulo S.A. Mr. Rodrigues has graduated in Economics Science By Sociedade Unificada de Ensino Superior Augusto Mota (Unified Society of Superior Teaching Augusto Mota), has a master degree in Economy and Development and Economical Planning, obtained in the ISTITUTO DI STUDI PER LO SVILUPPO ECONOMICO (Institute of Research for Economical Development), in Napoles, Italy. He has a master degree of the IBMEC, post-graduation in Economical Engineering and Teaching Techniques of the Superior Teaching of the Estácio de Sá Integrated Faculty.

Page:10

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01- IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

03.01 — EVENTS RELATIVE TO THE DISTRIBUTIONS OF THE STOCK CAPITAL

		APPROXIMATE NUMBER OF OTHER SHAREHOLDERS
1 - BASIC EVENT	2 - DATE OF THE EVENT	3 - NATURAL PERSONS AND LEGAL ENTITIES	4 - INSTITUTIONAL INVESTORS
OGM	04/28/2004	44,880	10,954

[Additional columns below]

[Continued from above table, first column(s) repeated]

1 - BASIC EVENT	5 - SHAREHOLDERS’ AGREEMENTS		6 - PREFERRED SHARES WITH RIGHT TO VOTE
OGM	YES ☐	NO ☒	YES ☒	NO ☐	RESTRICT ☐

7 -	PREFERRED SHARES WITH RIGHT TO VOTE
PNA

8-	DATE OF THE SHAREHOLDERS’ AGREEMENTS

SHARES OUTSTANDING

COMMON		PREFERRED		TOTAL
9 – QUANTITY (UNITY)	10 – PERCENTUAL	11 – QUANTITY (UNITY)	12 — PERCENTUAL	13 – QUANTITY (UNITY)	14 — PERCENTUAL
245,267,973	63.90	138,571,730	36.10	383,839,703	100.00

03.02 —	SHARE POSITION OF SHAREHOLDERS WITH OVER 5% OF THE VOTING SHARES IN CASE OF LEGAL ENTITY, INFORM THE CONTROLLING PARTIES TO THE LEVEL OF NATURAL PERSON, IN APPENDIX 01

1 -				5 - FEDERAL	6 - COMMON
ITEM	2 - NAME/COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %
01	VALEPAR	01.772.413/0001-57	Brazilian	RJ	130,715,711	52.29
02	CAPITAL RESEARCH AND MANAGEMENT COMPANY		American	CA	12,508,975	5,00
03	CAPITAL GROUP INTERNATIONAL INC.		American	CA	10,494,183	4,20
04	BNDES PARTICIPAÇÕES S.A	00.383.281.0001/09	Brazilian	RJ	17,667,640	7,07
97	TREASURY STOCK	—	—	—	4,715,170	1.89
98	OTHERS	—	—	—	73,881,464	29,55
99	TOTAL				249,983,143	100.00

[Additional columns below]

[Continued from above table, first column(s) repeated]

		8 -
1 -		PREFERRED		10 - TOTAL		12 - SHAREHOLDING	13 - SHAREHOLDERS
ITEM	2 - NAME/COMPANY NAME	SHARES	9 - %	SHARES	11 - %	COMPOSITION	AGREEMENT INTEREST	14 - CONTROLLER
01	VALEPAR	—	—	130,715,711	33.64	04/30/2004	—	YES
02	CAPITAL RESEARCH AND MANAGEMENT COMPANY			12,508,975	3,22	04/30/2004		NO
03	CAPITAL GROUP INTERNATIONAL INC.			10,494,183	2,70	04/30/2004		NO
04	BNDES PARTICIPAÇÕES S.A	1,401,976	1,00	19,069,616	4,90	04/30/2004		NO
97	TREASURY STOCK	4,183	—	4,719,353	1.21		—	NO
98	OTHERS	137,169,754	99,00	211,051,216	54,33		—	NO
99	TOTAL	138,575,913	100.00	388,559,056	100.00

Page:11

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01- IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

03.03 — STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 -	ITEM	2 -	INVESTOR	3 -	DATE OF THE SOCIAL CAPITAL’S COMPOSITION
	01		VALEPAR		04/08/2004

				5 - FEDERAL	6 - COMMON
1 - ITEM	2 - NAME/COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES
0103	Litel Participações S.A.	00.743.065/0001-27	Brazilian	RJ	52,663,766
0105	Eletron S.A.	00.514.998/0001-42	Brazilian	RJ	31,453
108	Litela Participações S.A.	05.495.546/0001-84	Brazilian	RJ	—
0109	Mitsui & Co., Ltd.		Japanese		19,607,357
0110	BNDES Participações	00.383.281/0001-09	Brazilian	RJ	12,375,000
0111	Bradespar S.A.	03.847.461/0001-92	Brazilian	SP	666,642
0112	Bradesplan Participações S.A.	61.782.769/0001-01	Brazilian	SP	289,308
0113	Babié Participações S.A.	04.308.745/0001-73	Brazilian	RJ	21,843,547
0199	TOTAL				107,477,073

[Additional columns below]

[Continued from above table, first column(s) repeated]

			8 - PREFERRED		10 - TOTAL SHARES		12 - STOCK CAPITAL
1 - ITEM	2 - NAME/COMPANY NAME	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION
0103	Litel Participações S.A.	49.00	16,594,824	71.41	69,258,590	52.99	04/08/2004
0105	Eletron S.A.	0.03	—	—	31,453	0.02	04/08/2004
108	Litela Participações S.A.	—	6.643.814	28,59	6.643.814	5,08	04/08/2004
0109	Mitsui & Co., Ltd.	18.24	—	—	19,607,357	15.00	04/08/2004
0110	BNDES Participações	11.52	—	—	12,375,000	9.47	04/08/2004
0111	Bradespar S.A.	0.62	—	—	666,642	0.51	04/08/2004
0112	Bradesplan Participações S.A.	0.27	—	—	289,308	0.22	04/08/2004
0113	Babié Participações S.A.	20.32	—	—	21,843,547	16.71	04/08/2004
0199	TOTAL	100.00	23,238,638	100.00	130,715,711	100.00

Page:12

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01- IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

03.03 — STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 -	ITEM	2 -	INVESTOR	3 -	DATE OF THE SOCIAL CAPITAL’S COMPOSITION
	0103		Litel Participações S.A.		04/08/2004

									10 - TOTAL		12 - STOCK
	2 - NAME/COMPANY			5 - FEDERAL	6 - COMMON		8 - PREFERRED		SHARES		CAPITAL
1 - ITEM	NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION

Page:13

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01- IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

03.03 — STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 -	ITEM	2 -	INVESTOR	3 -	DATE OF THE SOCIAL CAPITAL’S COMPOSITION
	0105		Eletron S.A.		04/08/2004

									10 - TOTAL		12 - STOCK
	2 - NAME/COMPANY			5 - FEDERAL	6 - COMMON		8 - PREFERRED		SHARES		CAPITAL
1 - ITEM	NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION

Page:14

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01- IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

03.03 — STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 -	ITEM	2 -	INVESTOR	3 -	DATE OF THE SOCIAL CAPITAL’S COMPOSITION
	0108		Litela Participações S.A.		04/08/2004

									10 - TOTAL		12 - STOCK
	2 - NAME/COMPANY			5 - FEDERAL	6 - COMMON		8 - PREFERRED		SHARES		CAPITAL
1 - ITEM	NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION

Page:15

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01- IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		OMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

03.03 — STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 -	ITEM	2 -	INVESTOR	3 -	DATE OF THE SOCIAL CAPITAL’S COMPOSITION
	0109		Mitsui & Co., Ltd.		04/08/2004

									10 - TOTAL		12 - STOCK
	2 - NAME/COMPANY			5 - FEDERAL	6 - COMMON		8 - PREFERRED		SHARES		CAPITAL
1 - ITEM	NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION

Page:16

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01- IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

03.03 — STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 -	ITEM	2 -	INVESTOR	3 -	DATE OF THE SOCIAL CAPITAL’S COMPOSITION
	0110		BNDES Participações		04/08/2004

									10 - TOTAL		12 - STOCK
	2 - NAME/COMPANY			5 - FEDERAL	6 - COMMON		8 - PREFERRED		SHARES		CAPITAL
1 - ITEM	NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION

Page:17

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01- IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

03.03 — STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 -	ITEM	2 -	INVESTOR	3 -	DATE OF THE SOCIAL CAPITAL’S COMPOSITION
	0111		Bradespar S.A.		04/08/2004

									10 - TOTAL		12 - STOCK
	2 - NAME/COMPANY			5 - FEDERAL	6 - COMMON		8 - PREFERRED		SHARES		CAPITAL
1 - ITEM	NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION

Page:18

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01- IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

03.03 — STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 -	ITEM	2 -	INVESTOR	3 -	DATE OF THE SOCIAL CAPITAL’S COMPOSITION
	0112		Bradesplan Participações S.A.		04/08/2004

									10 - TOTAL		12 - STOCK
	2 - NAME/COMPANY			5 - FEDERAL	6 - COMMON		8 - PREFERRED		SHARES		CAPITAL
1 - ITEM	NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION

Page:19

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION – IAN
YEAR ENDED 12/31/2003

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

03.03 — STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 -	ITEM	2 -	INVESTOR	3 -	DATE OF THE SOCIAL CAPITAL’S COMPOSITION
	0113		Babié Participações S.A.		04/08/2004

									10 - TOTAL		12 - STOCK
	2 - NAME/COMPANY			5 - FEDERAL	6 - COMMON		8 - PREFERRED		SHARES		CAPITAL
1 - ITEM	NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION

Page: 20

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION – IAN
YEAR ENDED 12/31/2003

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

03.03 - STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 -	ITEM	2 -	INVESTOR	3 -	DATE OF THE SOCIAL CAPITAL’S COMPOSITION
	02		Capital Research and Management Company		04/30/2004

									10 - TOTAL		12 - STOCK
	2 - NAME/COMPANY			5 - FEDERAL	6 - COMMON		8 - PREFERRED		SHARES		CAPITAL
1 - ITEM	NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION

Page: 21

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

03.03 - STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 -	ITEM	2 -	INVESTOR	3 -	DATE OF THE SOCIAL CAPITAL’S COMPOSITION
	03		Capital Group International Inc		04/30/2004

									10 - TOTAL		12 - STOCK
	2 - NAME/COMPANY			5 - FEDERAL	6 - COMMON		8 - PREFERRED		SHARES		CAPITAL
1 - ITEM	NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION

Page: 22

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

03.03 — STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 -	ITEM	2 -	INVESTOR	3 -	DATE OF THE SOCIAL CAPITAL’S COMPOSITION
	04		BNDES Participações S.A.		04/30/2004

									10 - TOTAL		12 - STOCK
	2 - NAME/COMPANY			5 - FEDERAL	6 - COMMON		8 - PREFERRED		SHARES		CAPITAL
1 - ITEM	NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION

Page: 23

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

04.01 - COMPOSITION OF THE SHARE CAPITAL

1 - Date of the last change: 04/28/2004

		4 - NOMINATIVE
		STOCK OR BOOK		6 - QUANTITY OF
2 - ITEM	3 –SPECIFICATION	ENTRY SHARE	5 - FACE VALUE	SHARES (UNIT)
01	COMMON SHARES (BOOK SHARES)	BOOK ENTRY SHARE		249,983,143
02	CLASS A PREFERRED SHARES	BOOK ENTRY SHARE		138,575,913
03
04
05
06
07
08
09
10
11
12
13
14
15
16
17
18
				388,559,056
[Additional columns below]
[Continued from above table, first column(s) repeated]

		7 - SUBSCRIBED	8 - PAID-UP
2 - ITEM	3 - SPECIFICATION	(R$ THOUSANDS)	(R$ THOUSANDS)
01	COMMON SHARES (BOOK SHARES)	4,696,524	4,696,524
02	CLASS A PREFERRED SHARES	2,603,476	2,603,476
03
04
05
06
07
08
09
10
11
12
13
14
15
16
17
18
		7,300,000	7,300,000

Page: 24

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

04.02 - SUBSCRIBED SHARE CAPITAL

		3 - SHARE	4 - VALUE OF		7 - NUMBER OF	8 - OUTSTANDING
		CAPITAL	ALTERATION	5 - ORIGIN OF	OUTSTANDING	SHARES’ VALUE
1 - ITEM	2 - DATE	(R$ THOUSANDS)	(R$ THOUSANDS)	ALTERATION	SHARES (UNITS)	(REAIS)
01	04/29/2002	5,000,000	443,684	Capital Reserves
02	04/29/2002	5,000,000	556,316	Revenue Reserves
03	04/16/2003	6,300,000	1,300,000	Revenue Reserves
04	04/28/2004	7,300,000	1,000,000	Revenue Reserves
05
06
07
08
09
10

Page: 25

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

04.04 - AUTHORIZED STOCK CAPITAL

1 - NUMBER (UNITS)	2 - VALUE (REAIS)	3 - DATE OF AUTHORIZATION
900,000,000	0	04/28/2004

04.05 - ADDRESS OF THE PRINCIPAL OFFICE

1 - ITEM	2 - SPECIFICATIION	3 - CLASS	4 - QUANTITY OF AUTHORIZED STOCK ISSUE (UNITS)
01 02	COMMON SHARES PREFERRED SHARES	A	300,000,000 600,000,000

Page: 26

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

05.01 - TREASURY STOCK

					6 - QUANTITY
				5 - ACQUISITION	TO BE
1 - ITEM	2 - SPECIFICATION	3 - CLASS	4 - MEETING	TERM	ACQUIRED (UNITS)
01	COMMON		10/24/2001	3 MONTHS	5,027,429
02	PREFFERED	A	10/24/2001	3 MONTHS	13,692,872

[Additional columns below]

[Continued from above table, first column(s) repeated]

		7 - AMOUNT		9 - AMOUNT
		TO BE PAID	8 - QUANTITY	PAID (R$
1 - ITEM	2 - SPECIFICATION	(REAIS THOUSANDS)	ACQUIRED (UNITS)	THOUSANDS)
01	COMMON	—	4,715,170	131,103
02	PREFFERED	—	4,183	215

Page: 27

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

06.01 - DIVIDENDS/INTEREST ON STOCKHOLDERS’ EQUITY

					6 - NET PROFIT OR
				5 - END OF THE	LOSS IN THE PERIOD
1 - ITEM	2 - DIVIDENDS/INTEREST	3 - EVENT	4 - DATE	FISCAL YEAR	(R$ THOUSAND)
01	Interest On Stockholders Equity	BDM	11/22/2001	12/31/2001	3,050,710
02	Interest On Stockholders Equity	BDM	11/22/2001	12/31/2001	3,050,710
03	Interest On Stockholders Equity	BDM	11/22/2001	12/31/2001	3,050,710
04	Interest On Stockholders Equity	BDM	11/22/2001	12/31/2001	3,050,710
05	Interest On Stockholders Equity	BDM	11/13/2002	12/31/2002	2,043,254
06	Interest On Stockholders Equity	BDM	11/13/2002	12/31/2002	2,043,254
07	Interest On Stockholders Equity	BDM	04/16/2003	12/31/2003	4,508,850
08	Interest On Stockholders Equity	BDM	04/16/2003	12/31/2003	4,508,850
09	Interest On Stockholders Equity	BDM	08/27/2003	12/31/2003	4,508,850
10	Interest On Stockholders Equity	BDM	08/27/2003	12/31/2003	4,508,850
11	Interest On Stockholders Equity	BDM	10/15/2003	12/31/2003	4,508,850
12	Interest On Stockholders Equity	BDM	10/15/2003	12/31/2003	4,508,850
13	Interest On Stockholders Equity	BDM	04/14/2004	12/31/2003	4,508,850
14	Interest On Stockholders Equity	BDM	04/14/2004	12/31/2003	4,508,850

[Additional columns below]

[Continued from above table, first column(s) repeated]

					10 - AMOUNT
					OF THE
		7 - DIVIDENDS PER	8 - TYPE	9 - CLASS	DIVIDEND (R$
1 - ITEM	2 - DIVIDENDS/INTEREST	SHARE (R$)	OF SHARE	OF SHARE	THOUSAND)	11 - PAYMENT DATE
01	Interest On Stockholders Equity	2.3050000000	Common		566,607	12/10/2001
02	Interest On Stockholders Equity	2.3050000000	Preferred	A	320,131	12/10/2001
03	Interest On Stockholders Equity	2.3050000000	Common		566,607	04/30/2002
04	Interest On Stockholders Equity	2.3050000000	Preferred	A	320,131	04/30/2002
05	Interest On Stockholders Equity	2.6800000000	Common		657,318	12/10/2002
06	Interest On Stockholders Equity	2.6800000000	Preferred	A	371,372	12/10/2002
07	Interest On Stockholders Equity	1.6200000000	Common		400,054	04/30/2003
08	Interest On Stockholders Equity	1.6200000000	Preferred	A	221,766	04/30/2003
09	Interest On Stockholders Equity	1.9400000000	Common		479,077	10/31/2003
10	Interest On Stockholders Equity	1.9400000000	Preferred	A	265,572	10/31/2003
11	Interest On Stockholders Equity	1.4800000000	Common		365,482	10/31/2003
12	Interest On Stockholders Equity	1.4800000000	Preferred	A	202,601	10/31/2003
13	Interest On Stockholders Equity	2.0600000000	Common		205,793	04/30/2004
14	Interest On Stockholders Equity	2.0600000000	Preferred	A	114,080	04/30/2004

Page: 28

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54

06.03 - BYLAW DISTRIBUTION OF THE STOCK CAPITAL

	2 - SHARE	3 –	4 - STOCK		6-	7-	8-TAG	9 - PREVISION
1 -	SPECIFICATI	SHARE	CAPITAL	5-	CONVERTIBLE	VOTING	ALONG	FOR CAPITAL	10 –
ITEM	ON	CLASS	%	CONVERTIBLE	IN	RIGHTS	%	REFUND	PREMIUM
01	Common		64,34	No		Yes		No	No
02	Preferred	A	35,66	No		Yes		No	No

[Additional columns below]

[Continued from above table, first column(s) repeated]

					14-
	2 - SHARE	11 - FIXED	12- MINIMUM		CUMULATIVE
1 -	SPECIFICATI	DIVIDEND	DIVIDEND	13-	DIVIDEND	15-	16 - VALUATION
ITEM	ON	TYPE %	TYPE %	R$/SHARE	TYPE %	PRIORITY	BASIS
01	Common	MINIMUM	25,00		No	No	Portion of the profit
02	Preferred	MINIMUM	6,00		No	No	Portion of the capital

06.04 - BYLAW ALTERATION

1 - DATE OF THE LAST CHANGE	2 - COMPULSORY DIVIDEND (% PROFIT)
04/28/2004	0,00

Page: 29

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54

07.01 - TOTAL REMUNERATION OF THE ADMINISTRATORS

1 - PROFIT SHARING	2 - OVERALL ADMINSTRATOR REMUNERATION	3 - FREQUENCY
NO	R$ 24,300 thousand	Annual

07.02- PARTICIPATIONS AND CONTRIBUTIONS IN THE LAST THREE YEARS

1-	DATA FINAL DO ÚLTIMO EXERCÍCIO SOCIAL: 12/31/2003

2-	DATA FINAL DO PENÚLTIMO EXERCÍCIO SOCIAL: 12/31/2002

3-	DATA FINAL DO ANTEPENÚLTIMO EXERCÍCIO SOCIAL: 12/31/2001

4 - ITEM	5 - PARTICIPATIONS AND CONTRIBUTIONS	6 - AMOUNT PAID ON 12/31/2003	7 - AMOUNT PAID ON 12/31/2001	8 - AMOUNT PAID ON 12/31/2000
01	Profit Sharing
02	* Debenture Holders
03	* Employees
04	* Administrators
05	* Founders’ Shares
06	Contributions
07	* Assistance Fund
08	* Pension Fund	36,271	24,445	21,063
09	* Others
10	Net Profit in The Fiscal Year	4,508,850	2,043,254	3,050,710
11	Net Loss in The Fiscal Year

* OSM: Ordinary Shareholders Meeting

   BDM: Board of Directors Meeting

Page: 30

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54

07.03 - INVESTIMENTS IN AFFILIATED COMPANIES

		3 - CNPJ (CORPORATE
1 - ITEM	2 - NAME OF THE AFFILIATED	TAXPAYER NUMBER)	4 - TYPE	5 - PARTICIPATION %	6 - STOCKHOLDERS EQUITY	7 - COMPANY RATING
01	Itabira Rio Doce Company LTDA.	—	Subsidiary Closed Capital	100.00	25.62	Trade, Industry and Others
02	Rio Doce Europa S. A. R. L.	—	Subsidiary Closed Capital	99.80	32.57	Trade, Industry and Others

Page: 31

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54

08.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUANCE

1 - CHARACTERISTIC OF THE ISSUANCE	2 - ISSUANCE
01 - ITEM	01
02 - ISSUE SERIAL NUMBER	05
03 - CVM REGISTRATION NUMBER	SEP/GER/DEB-91/022
04 - CVM REGISTRATION DATE	07/26/1991
05 - ISSUED SERIES	1A
06 - TYPE	SIMPLE
07 - NATURE	PUBLIC
08 - ISSUANCE DATE/ 09 - MATURITY DATE	07/01/1991-07/01/2006
10 - TYPE OF DEBENTURE	SUBORDINATE
11 - REMUNERATION CONDITION	3%
12 - PREMIUM/DISCOUNT	—
13 - FACE VALUE (Reais)	143,600.00
14 - AMOUNT ISSUED (Thousand Reais)	861,600
15 - NUMBER OF SECURITIES ISSUED	1,000
16 - OUTSTANDING (UNIT)	3
17 - IN TREASURY (UNIT)	997
18 - REDEEMED (UNIT)	—
19 - CONVERTED (UNIT)	—
20 - TO BE PLACED (UNIT)	—
21 - DATE OF THE LAST REPRICING	07/01/2003
22 - DATE OF THE NEXT EVENT	06/30/2004

Page: 32

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54

08.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUANCE

1 - CHARACTERISTIC OF THE ISSUANCE	2 – ISSUANCE
01 - ITEM	02
02 - ISSUE SERIAL NUMBER	06
03 - CVM REGISTRATION NUMBER	CVM/SRE/SEC/2002/04
04 - CVM REGISTRATION DATE	10/04/2002
05 - ISSUED SERIES	UM
06 - TYPE	SIMPLE
07 - NATURE	PUBLIC
08 - ISSUANCE DATE/ 09 - MATURITY DATE	07/08/1997
10 - TYPE OF DEBENTURE	SUBORDINATE
11 - REMUNERATION CONDITION	—
12 - PREMIUM/DISCOUNT	R$ 0,012
13 - FACE VALUE (Reais)	0,01
14 - AMOUNT ISSUED (Thousand Reais)	7,982
15 - NUMBER OF SECURITIES ISSUED	388,559,056
16 - OUTSTANDING (UNIT)	388,559,056
17 - IN TREASURY (UNIT)	—
18 - REDEEMED (UNIT)	—
19 - CONVERTED (UNIT)	—
20 - TO BE PLACED (UNIT)	—
21 - DATE OF THE LAST REPRICING	—
22 - DATE OF THE NEXT EVENT	09/30/2004

Page: 33

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54

09.01 - A BRIEF HISTORY OF THE COMPANY

The Company was founded by the Brazilian Government in June 1942 to own and operate iron ore mines located at Itabira in the State of Minas Gerais and the Vitória-Minas Railroad, which had operated to carry iron ore and farm produce through the Rio Doce valley in southern Brazil to the Port of Vitória, located in state of Espírito Santo.

The Company was established pursuant to commitments from the United Kingdom to contribute the Itabira iron ore mines and from the United States to provide financing for the acquisition of railroad and mining equipment.

The initial purpose of the Company was to organize the production and export of iron ore through the Company’s Southern System to help meet strategic raw material needs during World War II.

In 1970, the Company and United States Steel Corporation commenced a joint venture to develop high quality iron ore mineral deposits located at Carajás in the State of Pará in northern Brazil.

After acquiring U.S. Steel’s interests in 1977, the Company commenced construction of the Carajás mining complex and the related Carajás Railroad with financing from various multilateral and commercial financial institutions, including the World Bank and the European Coal and Steel Community.

The Carajás mining complex and related transportation facilities initiated commercial scale operations in 1987.

On May 6, 1997 through an auction at the Rio de Janeiro Stock Exchange, the Brazilian Government privatized Companhia Vale do Rio Doce. The “Consórcio Brasil (VALEPAR)” bought 104,318,070 common shares of CVRD, equal to 41.73% of the voting capital, for R$ 3,338,178,240.00.

Starting from two mine-railway-port systems in separate regions of the country, CVRD today is a conglomerate involved in extracting and processing natural resources and in transportation, including the operation of railroads and ports along with coastal and trans-oceanic shipping. It participates in a group of companies in the steelmaking and ferroalloy sectors and also is present in other important areas of the Brazilian economy, such as aluminum, copper. Spread over ten Brazilian states, in 1997 it constituted a new company in the energy segment. CVRD decided to operate in the general cargo market with the same efficiency it does in handling the iron ore it exports. In 1999 it was set up a specific department for logistics to administer its maritime terminals together with the railroads it owns outright and in partnerships, thus boosting the reliability and efficiency of transporting various cargoes: containers, solid and liquid bulk products, and general cargo. The goal is to expand CVRD’s presence in the sector by offering fully integrated logistics services.

The broad scope of CVRD’s activities plays a hugely important role in Brazil’s progress. For this reason, the Company’s growth and development, besides justifying the pride of its employees, partners and shareholders, reflects the ability of Brazilians to manage a business that today is a synonym for efficiency and competitiveness the world over.

In touch with its times and aware of its responsibilities, CVRD published its first Social Report along with its 1999 Financial Statements. Through the Fundação Vale do Rio Doce (FVRD), the Company directs its efforts in education and in the areas of environmental preservation, health, infrastructure and economic development, working to improve the lives of all those living in the regions under its influence.

The year 2000 represented a milestone in the life of Companhia Vale do Rio Doce, with the launch of ADRs on the New York Stock Exchange. Such a complex range of businesses – from mining ore to trading Company shares on skittish capital markets – is only feasible with modern and innovative management. Backed up by dedicated, highly motivated employees, Company management has been more transparent, dynamic and, most importantly, more focused and efficient.

Page: 34

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54

09.01 - A BRIEF HISTORY OF THE COMPANY

The third and final stage of the Company’s privatization was successfully completed with the global offering of 78,787,838 common shares held by the National Treasury and the National Economic Development Bank - BNDES. The offer was oversubscribed more than three times, the shares being placed with institutional investors in 17 countries - Brazil, U.S., Canada, U.K., Ireland, Germany, Denmark, Spain, France, Holland, Italy, Kuwait, Luxembourg, Sweden, Switzerland, Australia and China (Hong Kong) - and 792,443 individual shareholders in Brazil. CVRD’s common shares began trading on the NYSE on March 21, 2002 as American Depositary Receipts (ADRs), identified by ticker symbol RIO.

The success of these transactions demonstrates the strong confidence that Brazilian and foreign investors have in CVRD’s future. The soundness of the Company’s balance sheet and strong cash generation ensures credibility in the international debt market. A well defined long-term strategy, good corporate governance, operational excellence, unquestioned leadership in the global iron ore market, and significant growth opportunities in ferrous minerals, copper, bauxite, alumina and logistics services, were all important factors in attracting the large and diverse contingent of new shareholders.

In the course of its history, CVRD has expanded activities first started in the Southeast of Brazil to all of the country’s regions. The company has a broad portfolio of mineral products and has consolidated itself as one of the most important players in the logistics sector. It runs an extensive network of railroads, ports and terminals. It also operates coastal shipping routes and offers the most complete intermodal service to be found on the Brazilian market. CVRD maintains operations in 13 Brazilian states: Minas Gerais, Espírito Santo, Pará, Maranhão, Tocantins, Sergipe, Bahia, Rio de Janeiro, São Paulo, Goiás, Mato Grosso do Sul, Rio Grande do Sul and Santa Catarina.

Companhia Vale do Rio Doce ranks as the world leader of the iron ore and pellets market. It is already the second largest global producer of manganese and ferroalloys in addition to producing bauxite, potash, kaolin, aluminum and alumina. It is a shareholder in 3 hydroelectric plants already in operation, and in 6 other plants under construction. CVRD also holds shares in 4 steel production companies.In business venture, CVRD always focuses on acting in a socially responsible manner which is why all high-technology projects being developed are outstanding examples of total concern for ecosystems and are noted for being in harmony with the environment.

Companhia Vale do Rio Doce performs on a global scale with activities on 4 continents (the Americas, Europe, Africa and Asia). The company does business in the following countries: United States, Peru, Chile, Argentina, Belgium, France, Norway, China, Japan, Bahrain, Gabon and Mongolia. Its mineral products are transformed into diverse products that are part of the daily lives of millions of people around the world.

CVRD has an efficient system of Corporate Governance, which allows the company to focus its business activities and implement its innovative strategic planning. The objective behind this is to move into the select group of the world’s top 3 diversified mining companies by the end of this decade. CVRD is also working hard to become the leader in the logistics sector in Latin America.

Page: 35

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54

09.01 - A BRIEF HISTORY OF THE COMPANY

In 2003, in a repeat of what occurred in 2002, CVRD’s commitment to adopt the best governance practices was recognized by the market:

IR Magazine Awards 2003 – Latin America

Grand Prix for Best Overall Investor Relations

Best Investor Relations by a Brazilian Company – Large Cap

Best Annual Report

Honorable Mention

•	Best Investor Relations Website

•	Best Investor Relations Officer

•	Best Corporate Governance

Reuters Institutional Investor Survey 2003

Best Mining and Metals Company of Latin America – Investor Relations

Best Mining and Metals Company of Latin America – Corporate Governance

Best Mining and Metals Company CFO of Latin America

Global Finance 2003

Best Mining and Metals Company CFO of Latin America

The Banker – Finance Times Group

Company of the Year for Brazil in 2003

Prêmio Mauá (Mauá Prize)

Best Open Capital Company 2002

Institutional Investor

Roger Agnelli – Corporate Governance Leader

Best Transparency Trophy

One of the top ten companies with the best financial statement transparency in Brazil, given by the National Association of Executives for Finance, Administration and Accounting – ANAFEC, Research Institute for Accounting and Actuarial Sciences and Finances – FIPECAFI and SERASA

Investor Relations / Capital Market

Page: 36

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54

09.01 - A BRIEF HISTORY OF THE COMPANY

Other Awards

•	Carta Capital Magazine Award

First in the ranking in the Mining Sector

One of the Most Admired Companies in Brazil

•	Columnists Award – 2003

Categories: Institutional and Corporate Campaign (Carnival Campaign - “O Nosso Brasil que Vale”) and Phonogram Institutional Category: the Solidarity Tree Campaign

•	Public Opinion Award

CONRERP – National Council for Public Relations

“Carnival for Employees”, “Variable Remuneration” and “Receiving Visitors”

•	Marketing Best 2003

Carnival Campaign - “O Nosso Brasil que Vale”.

Referencia Editors, FGV – Getulio Vargas Foundation – S.Paulo and Media Mundo

•	Valor Communication Award

Carnival Campaign – “ O Nosso Brasil que Vale”

Valor Economico Newspaper and School of Communication and Arts, University of São Paulo.

•	About Award

Silver Category – “Six Vehicles” Project

About Magazine

•	Top Marketing Award

Association of Sales and Marketing Directors of Brazil – ADVB

•	Ethos Journalism Award

Category: Regional Milestone TV

•	CNI Award for 2003

Category: Quality and Productivity

CVRD Ecology Program – formation of educators for environment studies.

•	National Transport Confederation Award

Best National Logistics Operator

Modern Transport Magazine

Page: 37

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54

09.01 - A BRIEF HISTORY OF THE COMPANY

•	Volvo Tecnologistic Award – 2003

The Best Logistic Providers in Brazil, Tecnologisitica Magazine, Coppead/UFRJ and Volvo of Brazil
Brazilian Center for Logistics Studies (CEL)

•	Imam Award – 2003

Nominated as the Best National Logistics Provider in Brazil

Instituto de Inovação e Melhoramento na Administração Moderna

•	ABERJE Award – 2003 - Rio de Janeiro

Company of the Year in Corporate Communication

CVRD also won 10 Regional ABERJE Communication Awards (Brazilian Association for Business Communication - ABERJE)

•	Environment Award – 2003

Rio Doce Manganèse Europe – RDME received the Environment Award from the Union of Chemical Industries of France

Page: 38

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (CORPORATE TAXPAYER NUMBER)
00417-0	COMPANHIA VALE DO RIO DOCE	33.592.510/0001-54

09.02 - CHARACTERISTICS OF THE BRANCH OF ACTIVITY

Ferrous Minerals

Iron Ore and Pellets

In 2003 for the fourth consecutive time, consolidated sales of iron ore and pellets by Companhia Vale do Rio Doce set a historic record. CVRD sold 187 million metric tons. From this total, 139 million metric tons were shipped abroad, 18.6% higher than the volume exported in 2002. The CVRD Group was responsible for 32.9 % of the transoceanic market in 2003.

Throughout 2003, China was the main country responsible for heating up global demand of iron ore and pellets, which is a reflex of the country’s developing steel industry as bolstered by great economic development. Consequently, transoceanic demand for iron ore surpassed the record of 482 million metric tons set in 2002 by 10.3%, moving to 537 million metric tons.

Throughout 2003, CVRD and other companies of the group operated at full capacity and successfully managed to eliminate operational bottlenecks. Export volumes reached the capacity limits of the production system. Europe and Asia were the main target markets for iron ore and pellet exports. In the local market, CVRD commercialized 48 million metric tons, which was almost identical to 2002.

The consolidated revenue from iron ore and pellet sales totaled R$ 11.089 billion in 2003, skyrocketing beyond invoices that totaled R$ 2.416 billion in 2002. This value is due to the increased volume sold and the 9% readjustment of iron ore prices and 9.8% of pellet prices. CVRD pellet plants loaded 4 million metric tons more than in 2002. This result is due mainly to operations at the Sao Luis plant, which has been running at full capacity since the second quarter of 2003.

Manganese and Ferroalloys

In 2003, 2.24 million metric tons of manganese ore were produced in the Companhia Vale do Rio Doce mines. Sales to third parties reached 885 thousand metric tons, registering a 33.1% increase in relation to the year before. The difference was consumed in CVRD’s ferroalloy plants, which produced 543 thousand metric tons of alloys. From this total, 512 thousand metric tons were sold to third parties. Consolidated gross revenues for the manganese and ferroalloy business reached R$ 1.098 billion, roughly 29.9 % above the 2002 result.

The manganese and ferroalloy business has been developed in line with the Company’s value-generating strategy. Acquisition of the Norwegian company, Elken Rana A.S., in January 2003 – now called Rio Doce Manganese Norway (RDMN) – represented an increase of nearly 110 thousand metric tons in the manganese ferroalloy production capacity. It is one step further toward CVRD’s internationalization.

The manganese area moved CVRD’s simplified corporate structure process ahead by transforming Sibra into Rio Doce Manganese S.A. (RDM). This ended up concentrating the assets of the Companhia Paulista de Ferro Ligas and its controlled companies into a single company: three manganese mines – Azul (Carajás), Minas da Bahia and Morro da Mina in Minas Gerais - and five ferroalloy plants, namely, Santa Rita, Barbacena, Rancharia , São João Del Rei in Minas Gerais, and Simões Filho in Bahia. CVRD owns three more companies in this area: Urucum (manganese and iron ore mines and a ferroalloy plant in Mato Grosso do Sul), Rio Doce Manganese Europe (RDME), a ferroalloy producer in Dunkirk, France, and RDMN in Mo I Rana, Norway.

Other very important investment projects for the business were or are being implemented by CVRD. In its aim to improve environmental conditions and productivity, the company has just invested in a manganese ore sintering plant at its Simões Filho unit in Bahia. The company developed its cored wire business (alloy-filled tubes allowing for more efficiency in the manufacturing of steel) with the acquisition of two wire machines and the starting up of this operation at RDME. A new cored-wire production machine has also been installed at the São João Del Rei unit.

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09.02 - CHARACTERISTICS OF THE BRANCH OF ACTIVITY

Non-Ferrous Minerals

Copper

With investments of US$ 413 million, the Sossego Project represents the beginning of copper exploitation for CVRD with an annual production forecast of 140 thousand tons of copper concentrate. The first of the Company’s five projects focused on extracting this natural resource will start running in 2004. The other projects – Cristalino, Alemão, 118 and Salobo – all located in the Carajás (Pará state) region should begin operations by 2010. When fully running, they will be producing 690 thousand metric tons per year, which will make Brazil, today a copper importer, into an exporter.

Sossego includes a complex for mineral extraction, processing copper ore and transportation of the produced concentrate. The mine and processing installations are situated in the municipality of Canaã dos Carajás, roughly 80 km from Parauapebas, Pará.

In 2003, copper-area activities were concentrated on preparing the Sossego Project operations. The mine started running on August 31, 2003, with the opening of the Sequeirinho cave and the movement of 1,934,146 metric tons of ore and mining sterile. This exceeded the forecasted target of 1,800,000 metric tons established per year.

On a highly relevant note, community development programs have been included within the scope of the company’s social responsibilities. In December 2003, for instance, a skilled labor-training program was conducted to prepare local manpower to operate the mining equipment.

The Sossego plant is currently in the equipment-testing phase (commissioning), with programmed production of 340 thousand metric tons of copper concentrate (30% content) estimated for 2004. By the end of 2010, the annual targets are to produce more than 700 thousand metric tons of copper and 45 thousand metric tons of nickel.

Potash

Roughly 6.7 million metric tons of potash were consumed in Brazil in 2003. This volume was 35% higher than in 2002 and was mainly motivated by its extensive use in soybean, corn and coffee farming. According to the National Association for the Diffusion of Fertilizers (Associação Nacional para Difusão de Adubo), the demand for fertilizers keeps growing at an astonishing rate.

In 2003, 657.8 thousand metric tons of potash were produced by Companhia Vale do Rio Doce, 30.5 thousand metric tons more than the year before. The Taquari-Vassouras mine in Sergipe is the only domestic source of supply to the Brazilian industry, which mainly relies on imports. Potash sales for the internal market totaled 674 thousand metric tons, a lower volume than the 731 thousand metric tons commercialized in 2002, when stocks were being used; this generated gross revenues of R$ 288.6 million.

Gold

The volume of gold sold by Companhia Vale do Rio Doce in 2003 was 61.7 thousand troy ounces compared to 331.5 thousand troy ounces in 2002.

Gross revenue in 2003 was R$ 71.3 million, lower than the previous year’s tally of R$ 280.1 million. This difference basically results from the shutdown of operations at Igarape Bahia in 2002, which was CVRD’s largest gold mine. The sale of the Fazenda Brasileiro mine for US$20.9 million also played a role in this total.

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09.02 - CHARACTERISTICS OF THE BRANCH OF ACTIVITY

Kaolin

CVRD kaolin sales made through Pará Pigmentos S.A. (PPSA) and Cadam S.A., reached 731 thousand metric tons in 2003, totaling 62.1% above the 2002 amount. PPSA production, which is based in Barcarena, Pará, was 422.8 thousand metric tons, or 28% above the 330.3 thousand metric tons produced in 2002.

Two new products entered the industrial arena in 2003, in addition to Century HC, which is PPSA’s leading product: Para Print and Century S. Together, the development of these products and the currently installed production capacity allow good perspectives for increased sales in upcoming years. This is the result of on-going negotiations in Europe and the work begun in 2002 to introduce PPSA produced kaolin into the United States by 2004.

Logistics

CVRD is responsible for 16% of all freight moved in Brazil, 65% of all solid bulk cargo handled at sea ports and 39% of the national overseas commercial trade. The year 2003 has been characterized as one more in a series of years of accentuated growth in the logistics area at CVRD - the number one logistics operator in Brazil. Business revenues were in the order of R$ 2.134 billion, nearly 50% greater than in 2002.

The Steel Industry Segment was responsible for 39% of the general cargo net revenues. The national steel industry continues being the most important client of the CVRD logistics area. Invoicing was 25% higher than in 2002. A highlight worthy of mention was the rail transport of steel products for export, which grew by 82% and a 2.7 times increase in the rail movement of goods produced in the factories located along the Vitória to Minas Railroad that were sent to São Paulo state.

However, the major player in the logistics market to be cited is the Agricultural Segment that grew from 20.5 % to 22.8% in terms of relative participation, mainly from the handling of soy products. Gross revenues, when compared to 2002, grew by 41%. The transport of cereals shows a great growth potential. CVRD has invested heavily to expand handling and transport of grains besides implementing activities to help develop the agricultural production in the Northeast region of Mato Grosso and Tocantins, Maranhão, Piauí and Pará. The first results of this work demonstrated a 45% increase in the moment of soy products at the Maritime Terminal at Ponta da Madeira.

In the South System, cereal-handling capacity continued to increase, aided by the inauguration of two new storage silos at the Diverse Products Terminal in Vitória where fertilizer imports handling grew by 78%.

The Intermodal System services the food, beverage, electro-domestic, cleaning and hygiene products sectors. In 2003, a 30% increase in movement of these products was recorded over the volumes in 2002. There was a substantial increase in the number of clients using the Express Train service as well as the coastal navigation system and port terminal facilities, all operated by CVRD. These services when combined assure the rail, road and sea transport delivery of freight containers sent to and received from all over Brazil and the world.

The Chemical and Combustibles Segment registered a growth of 6% in 2003. Highlights in this area include the new distribution base set up in Montes Claros in Minas Gerais, the increment in plastic resins transport to São Paulo from the Petrochemical Complex at Camaçari in the state of Bahia and the substantial business growth of coastal navigation transport services.

Looking at the Construction and Forestry Products Segment, logistics revenues grew 25% in 2003. In this specific area CVRD developed an new integrated logistics solution for imported coke which includes sea freighting, port handling and final delivery schemes to end users.

The Internal Logistics Segment provides services to support CVRD expansion projects (not related to iron ore activities) grew 17% in 2003 and highlights the growing success of road-to-rail freight handling transfer operations.

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09.02 - CHARACTERISTICS OF THE BRANCH OF ACTIVITY

Railroads

Many operational records marked the year 2003 especially in the iron ore business that moved 147 million tons and represented a 5% increase over 2002. The total volume of cargo handled in TKUs (tons per kilometer), by the EFVM – Vitória to Minas Railroad, EFC – Carajás Railroad and the FCA – Mid-Atlantic Railroad, was a new company record, growing 5% in relation to 2002 and registering 26.3 billion TKUs.

Parallel to this growth, a significant improvement was made in operational safety registering a 16% decrease in rail disturbances in 2002. Energy gains showed an increase of 0.43% at the EFVM and 3.23% at the EFC. With an average of 10.6 million kilometers traveled without accidents or disturbances, the EFC now holds the world record for average operating time for locomotives without accidents.

In 2003, CVRD concluded a shareholder restructuring operation of the logistics companies by withdrawing from the CFN and the Sepetiba Tecon Terminal and consolidating its position as major shareholder of the FCA railroad. In October, the ANTT – the National Land Transport Agency approved the capitalization process for the FCA in the value of R$ 1 billion which resulted in the increase of CVRD participation to 99.99% of the common and total capital of this new railroad. The restructuring project will contribute to an increase in the offer of transport services, helping expand the Brazilian economy and the national export portfolio.

During 2003, CVRD made new purchases of rolling stock in form of 2,986 rail cars and 101 locomotives in order to enhance the capacity to carry iron ore and general freight and improve transport efficiency for all logistic client segments.

Ports

Nearly 26.5 million tons of third party cargo was moved at the port terminals operated and controlled by CVRD in 2003. This represents an increase of 35% over 2002. These ports are an important key to the competitiveness of Brazilian products sold to international markets.

The Ponta da Madeira Maritime Terminal moved out a total of 58.4 million tons in 2003, a volume superior by 5.4% to the 2002 result - a new CVRD company record. This number breaks down into a total of 54 million tons of iron ore and pellets, 1.4 million tons of manganese and 3 million tons of pig iron and soy.

The Tubarão Port Complex is made up of the Tubarão port, the Paul Pier and the Praia Mole, Liquid Bulk and Diverse Products Terminals.

The Tubarão Complex handled 98.4 million tons in 2003 as opposed to 86.7 million in 2002. The 2003 total consisted of 72 million tons of iron ore and pellets and 19.5 million tons of diverse cargos, mostly coal, pig iron, soy products and containers.

The Vila Velha Terminal – TVV handled 2.4 million tons in 2003, an increase of 17% over 2002. The TVV was recommended to receive ISO certification under classes 9001 and 14001 helping to confirm the excellent quality and regularity of all services and operations.

Navigation

Docenave recorded revenues of R$ 333 million for the coastal navigation and bulk carrier services provided in 2003. More than 4.8 million tons of bulk and general cargo was carried and 65,860 TEUs (20-foot shipping containers) as opposed to four million tons and 69,482 containers, in 2002. Port support services provided at CVRD ports generated R$ 64 million in revenues, a 56% increase over 2002.

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09.02 - CHARACTERISTICS OF THE BRANCH OF ACTIVITY

An important step in restructuring the coastal navigation business was the creation of the DCNDB Overseas S.A. in a partnership venture with Mitsui Co. that will supply special know-how in the field of feeder services and container handling and management in overseas long-haul shipping operations.

Other Businesses and Participations

Aluminum

Bauxite

Incorporated by CVRD on December 30, 2003, Vera Cruz Mining began its geological prospecting at the 5th Platô Miltônia, in Paragominas, Pará, as well as in Tiracambu, Maranhão. Additional geological and technological prospecting at Platô Miltônia 3 confirmed roughly 142.5 million metric tons of bauxite. These resources were sufficient to guarantee supplies to Alunorte’s Expansion II project, with a mine starting up operations at an annual capacity of 4.5 million metric tons of bauxite for a minimum of 32 years.

The 14.406 million metric tons of bauxite produced by Rio do Norte Mining (MRN – Mineração Rio do Norte) in 2003 correspond to a 45% increment over the previous year’s production. This resulted from the incorporation of new capacities installed and an increase in market demand. Sales totaled 14.120 million metric tons, 42% above the 2002 volume. Net operational revenues were R$ 759.4 million, 41% higher than the 2002 result of R$ 538.9 million due to the significant increase in production and sales. MRN registered a net profit of R$ 327 million, a result 35% higher than in 2002 that registered R$ 242 million. The operational cash flow generation was R$ 464 million, indicating a 41% increase in relation to the previous year, which was R$ 328 million.

After three years of intense construction activity, the year 2003 saw practically all work concluded, boosting MRN’s expanded production capacity to 16.3 million metric tons per year, based on investments totaling US$ 233.5 million. In December, the company was recommended by Det Norske Veritas (DNV) for certification according to OHSAS 18.001, thus also consolidating its safety management system according to international quality standards.

Alumina

Alunorte produced 2.323 million metric tons of alumina in 2003, 40% more than in 2002. This amount of production represents roughly 8 thousand metric tons more than the year’s forecast, which is particularly significant given that the start up of the 3rd Production Line occurred on January 19. Sales totaled 2.275 million metric tons, 43% above the 2002 sales volume. The company obtained net revenues of R$ 1.236 billion, 57% higher than the previous year, and registered profits of R$ 320 million. This performance resulted from better prices and a high volume of sales, as well as substantial gains generated from the monetary exchange rate variation in the period. In 2002, Alunorte recorded losses of R$ 183 million. The operational cash flow generation in 2003 was R$ 373 million, which showed a 56% rise in relation to the previous year.

On July 24, 2003, Alunorte’s Expansion II Project was approved. This will increase annual production capacity of alumina from the current 2.4 million metric tons to 4.2 million metric tons starting in 2006. As such, it becomes the world’s largest alumina production plant. The cost of the project is estimated at US$ 583 million. Engineering, contracting and construction activities are well ahead of schedule.

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09.02 - CHARACTERISTICS OF THE BRANCH OF ACTIVITY

Raw Aluminum

In 2003, Albras produced 432.1 thousand metric tons of raw aluminum, representing an increase of roughly 6% in relation to a year before. This performance is due to a rise of power current in the reductions from 163.78 KA in 2002 to 171.26 KA in 2003, which led to a new production record.

Sales totaled 434.4 thousand metric tons and generated net revenues of R$ 1.818 billion, 18% greater than revenues from the previous year. Albras registered a profit of R$ 585 million, resulting from the favorable operational results of better prices and sales volumes in tandem with monetary exchange rate gains of R$ 249.5 million. The company achieved far better performance compared with the 2002 result of R$ 27 million. For the year, the operational cash flow generation was R$ 688 million, showing a 9.6% rise in relation to the previous year. Investments of R$ 5.7 million were made by Albras in 2003 to further improve environmental quality control in its activities. With zero non-conformities, Albras detains the following international certifications: ISO 9001 (Quality), ISO 14001 (Environment), OHSAS 18001 (Occupational Health and Safety), and SA 8000 (Social Responsibility), resulting from its Integrated Management System.

In Rio de Janeiro, the 94 thousand metric tons of raw aluminum produced in 2003 by Valesul represent a 2% increase in its operational performance. Sales totaled 98.4 thousand metric tons, with an increase of 8.3 thousand metric tons in relation to 2002. Net revenues on sales reached R$ 478 million, a 16.3% rise in relation to the previous year. Valesul registered a net profit of R$ 55.5 million, a volume 30% lower than in 2002. During the year, the operational cash flow generation was R$ 93 million, a decrease of 18% with respect to the year before.

The continuity of Valesul’s technological modernization program has allowed the company to reach record levels in electric current efficiency and in specific carbon consumption. Greater process stability enabled a gradual drop in, and continuity of, energy consumption. In move to seize favorable market opportunities, Valesul acquired energy from October 2003 to September 2005 at very competitive rates. This allowed it to interrupt modulations during this period. In the course of 2003, the firm reached the highest level of generating its own energy. The ongoing Valesul technological modernization program has allowed the company to reach record levels in self-generation. With the start up of operations at the Machadinho Hydroelectric Plant it produced 573 GWH, corresponding to 38% of its own electricity needs.

Electric Energy

CVRD is a part of consortiums responsible for implanting new hydroelectric plants. Three of them – namely, Igarapava, Porto Estrela and Funil – are currently running. Three others are in the implementation phase in Minas Gerais: Candonga and Aimores, which are already projected to generate energy in 2004; and Capim Banco 1, forecasted to start up operations in February 2006. The other plants are still in the planning phase: Capim Branco II, in Minas Gerais; Foz do Chapecó, at the state border between Santa Catarina and Rio Grande do Sul; and Estreito, at the state border between Tocantins and Maranhão.

In a year marked with many uncertainties regarding the restructuring of the Brazilian electric energy sector, and with a lack of orientation on environmental issues, CVRD has maintained its investments in energy generation. This is clearly a demonstration of faith in the development of the energy sector and the country. By investing in energy generation, CVRD is protecting its interests against the volatility of energy prices, and guarantees increased competitiveness of its operations.

Investments in this sector have optimized CVRD’s electric energy supplies. The energy currently being generated at its own plants is destined to power operational units, at considerably reduced costs. With this objective, negotiations were undertaken in 2003 to direct diverse operation units of the company toward the free consumer market and therefore obtain contracts for supplying energy at lower costs. This is the case of the Potash units in Taquari Vassouras (Sergipe state) and Urucum, in Corumbá (Mato Grosso do Sul), which was set to begin supplying energy by January 2004. With the new contract, these units will end up saving 15% on energy costs in the course of next year.

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09.02 - CHARACTERISTICS OF THE BRANCH OF ACTIVITY

The implantation of hydroelectric plants in 2003 involves investments of US$ 57 million, a large part of which is dedicated to the plants at Aimorés (US$ 19 million), Candonga (US$ 17 million) and Capim Branco I (US$ 10 million). For 2004, forecasts are to mobilize investment resources amounting to US$ 56.5 million destined to implementing the hydroelectric projects, especially for Aimorés (US$ 19 million), Capim Branco I (US$ 21 million), Capim Branco II (US$ 13 million) and Candonga (US$ 3.5 million).

At the beginning of the year, the Pellet Plants I and II, the Ore Terminal and Carbon Terminal, all situated at the Port Complex of Tubarão, in Vitória, switched to receiving energy generated by CVRD. They joined the units at Itabira and Timbopeba in Minas Gerais, which have been supplied by CVRD’s own energy since 1999.

In October, the work was concluded and operations begun at the Funil Fish Transposition System Plant, the second such system installed in Brazil. This device is a type of watercourse elevator to enable fish to overcome the river’s different water levels caused by the power dam

Fertilizers

On October 24, 2003, Companhia Vale do Rio Doce finalized the sale of Fertilizantes Fosfatados S.A. (Fosfertil) stock to Bunge Fertilizantes S.A. for R$ 240 million.

The transaction involved 3,955,293,931 common shares and 7,910,587,866 preferential shares, totaling 11,865,881,797 shares. This amount corresponds, respectively, to 10.96% of common capital and 11.19% of preferential capital, or 11.12% of Fosfertil’s total capital – a company that produces and commercializes phosphate and nitrogen fertilizers.

This transaction is consistent with CVRD’s focus on its core businesses, such as mining and logistics, in line with its strategy of selling off participations that are now seen as portfolio investments.

Steel

In 2003, Companhia Vale do Rio Doce acquired shares of Companhia Siderúrgica de Tubarão (CST), held previously by Acesita S.A. CVRD bought 4.42% of ordinary shares and 5.64% of preferential shares, which is equivalent to 5.17% of the total capital of CST. The price paid per thousand shares was US$ 22.66, and the total transaction value was US$ 57.8 million. CVRD closed the deal with Arcelor, the world’s biggest steel company in order to guarantee liquidity in its participation in CST. According to the terms of this deal the prerogative is to reduce CVRD’s participation starting from 2007 to a value that will be determined at the time of the transaction.

The CST expansion project involves the construction of a third blast furnace, which will start running in 2006. In 2003, 4.8 thousand metric tons of hot rolled steel coils and slabs were sold by the company – the world’s largest slab steel exporter - representing a 1.4% increase over 2002. With production capacity expanded to 7.5 million metric tons per year, CST will be able to supply slab to the foreign market and augment the production of hot laminated steel. The year’s total production of liquid steel was 4.9 million metric tons, 1.9% lower than 2002. The net revenue obtained by CST grew to R$ 3.73 billion, 31% higher than the 2002 revenues of R$ 2.84 billion.

California Steel Industries (CSI) – a joint venture between Kawasaki Steel Corporation and CVRD – obtained its best financial results since being created 19 years ago. The company’s net revenues reached R$ 2.353 billion, an increase of R$ 115 million in relation to the year before. This result was achieved despite reduced production, which was 1.85 million metric tons of finished products, or 129 thousand metric tons less than in 2002.

Mineral Prospection

In 2003, CVRD invested US$ 69 million in mineral prospection and development projects, rising 33% in relation to 2002. From this total, US$ 50.5 million was disbursed by Companhia Vale do Rio Doce and US$ 18.5 million by the BNDES in the area of Risk Contracts issued in the Mineral Province of Carajás, incorporated in 1997.

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09.02 - CHARACTERISTICS OF THE BRANCH OF ACTIVITY

From the investment volume set aside for prospecting purposes, 63% was applied to the Mineral Province of Carajás (Pará state). The focus of the prospection studies was the copper area – Projects 118, Alemão and Cristalino - and intensification of the exploration work for identifying new deposits of nickel ore, noble metals and manganese. Other areas in Brazil received 19% of funds from the total of this budget. Also highlighted are the prospection studies for kaolin and bauxite in the extreme east of Pará; the copper exploration program in Ceará and Paraíba; nickel prospection in Piauí, Goiás and São Paulo; in addition to reviewing all existing mining opportunities in Brazil where Companhia Vale do Rio Doce does business – or intends to.

In 2003, CVRD’s mineral prospecting campaigns were intensified. In the past, these studies were restricted to only two countries: Brazil and Peru. This number has increased. In line with this philosophy, CVRD is active in 12 countries and has opened offices for developing geological exploration projects in South America (copper and gold in Peru and Chile), Africa (manganese in Gabon) and Asia (diverse non-ferrous minerals in Mongolia). Mineral prospection campaigns were responsible for 18% of the 2003 budget.

For 2004, CVRD’s perspective is to intensify and geographically diversify its mineral exploration activities by seeking top-quality opportunities as part of the Company’s growth strategy.

Technology Agreements

The area of Technological Research is responsible for conceiving the project strategies for all mining enterprises developed by Companhia Vale do Rio Doce. In accordance with the research and development model (R&D) in effect, a group of specialists carry out operations considered to be fundamental for the development of diverse projects. Forming a pool of complimentary and deeper knowledge was carried out by means of strategic associations and partnerships with companies, universities and research centers in Brazil and abroad. Incorporating technical know-how practiced by specialists for studies conducted abroad guarantees that the modern broad base of technical expertise will be maintained at CVRD.

In 2003, studies were developed with the following research institutions in Brazil and abroad:

•	Brazil: USP and UNESP (Biotechnology), UFMG and UFOP (Hydrometallurgy), UFRS and UFPA (Kaolin), CETEM, CETEC and COPPE (Ore Characterization).

•	Australia: CSIRO (Mineralogy), ANSTO (Radionuclides), AMIRA (milling and flotation) and Lakefield (Nickel Hydrometallurgy)

•	South Africa: Mintek (PGM and Manganese Ore Characterization)

•	United States: Hazen (Copper Pyrometallurgy)

•	Canada: CESL (Copper Hydrometallurgy) and Lakefield (Technological and Mineralogical PGM Characterization)

•	Chile: CIMM (Milling)

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09.03 - PERIODS OF SEASONAL BUSINESS ACTIVITIES

The Company’s activities are not subject to seasonable variations.

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10.01 - MAIN PRODUCTS AND/OR SERVICES

	1 - ITEM	2 - MAIN PRODUCTS AND/OR SERVICES	3 - % OF NET PROCEEDS
01		Iron Ore	64.85
02		Pellets	21.16
02		Railroad Transportation	10.58

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11.01 - PRODUCTION PROCESS

Integrated Systems

Our iron ore mining and related operations are concentrated in three systems in Brazil, the Southern System, the Northern System and the Caemi System. The Southern System is located in the states of Minas Gerais and Espírito Santo, and the Northern System is located in the states of Pará and Maranhão. Caemi’s iron ore mining area is concentrated in the Iron Ore Quadrangle region in the state of Minas Gerais. Each our Northern and Southern Systems includes iron ore reserves and other mineral deposits, mines, ore processing facilities and integrated railroad and terminal transportation facilities. Our railroads connect the Northern System mines to the Ponta da Madeira Maritime Terminal Complex and the Southern System mines to the Tubarão Maritime Terminal Complex. The operation of these separate systems, each with transportation capability, enhances reliability and consistency of service to our customers. Instead, we contract freight services from MRS Logística, a railway company in which we have a minority interest, to transport products from mines in the Caemi System to the Guaiba Maritime Terminal Complex, in the state of Rio de Janeiro.

Southern System

The Southern System is an integrated system consisting of iron ore mines, the Vitória a Minas railroad, and the Tubarão Maritime Terminal Complex (located in Vitória, in the state of Espírito Santo). The iron ore mines of the Southern System are located in a region called the Iron Ore Quadrangle in the state of Minas Gerais, in the southeast of Brazil. The Southern System is accessible by road or by spur tracks of the Vitória a Minas railroad. The iron ore from our Southern System mines is also transported through MRS Logística S.A. (MRS)’s railroad to our Port of Sepetiba, in the state of Rio de Janeiro. Iron ore in the Southern System is mined by open pit methods. These ore reserves have high ratios of itabirite ore relative to hematite ore. Itabirite is a quartz-hematite rock with an average iron content ranging from 35% to 65%, requiring concentration to achieve shipping grade, which is above a 64% average iron content. Hematite is a high-grade ore with an average iron content around 66%. Mines in the Southern System generally process their run-of-mine by means of standard crushing, classification and concentration steps, producing sinter feed, lump ore and pellet feed.

Northern System

The Northern System is an integrated mine, railroad and port system, including open pit mines and an ore processing complex. The Northern System is located in the Carajás region, in the states of Pará and Maranhão in the north of Brazil (in the Amazon River basin), on public lands for which we hold mining concessions. The Northern System’s reserves are among the largest iron ore deposits in the world. These reserves are divided into two main ranges (north and south), situated approximately 35 kilometers apart. Iron ore mining activities in the Northern System are currently being conducted in the north range, which is divided into six main mining bodies (N4E, N4WC, N4WN, N5W, N5E and N5EN).The N4E deposit is the largest operational pit in the Northern Region. Industrial scale mining operations began at this mine in 1985. We selected the N4E mine as the first iron body to be developed in the Northern System because development of the N4E would facilitate access to the N4W and N5 deposits, which could share the N4E beneficiation complex and train-loading terminal. We began mining operations at N4W in 1994, opening two pits (N4WC and N4WN). We completed the construction of two in-pit crushing systems located at N4E and N4WN mines in late December 1998. The N4E and N4W mines use conventional open pit benching, with drilling and blasting to open a free face followed by shovel loading. During 1998, we also started operations in the N5 mines (N5W and N5E). Operations in the N5EN mine commenced in 2003.

Because of the high iron content (66.6% on average) in the Northern System, we do not have to operate a concentration plant at Carajás. The beneficiation process consists simply of sizing operations, including screening, hydrocycloning, crushing and filtration. This allows us to produce marketable iron ore in the Northern System at a lower cost than in the Southern System. Output from the beneficiation process consists of sinter feed, pellet feed, special fines for direct reduction processes and lump ore, which is sampled regularly before storage at the Carajás stockyard by automatic sampling systems that conform to ISO 9002 standards. After the beneficiation process, our Carajás railroad transports Northern System iron ore to the Ponta da Madeira Maritime Terminal Complex located at São Luís in the state of Maranhão.

Our complex in Carajás is accessible by road, air and rail. It obtains electrical power at market rates from regional utilities. To support our Carajás operations and to reduce turnover of mining personnel, we have housing and other facilities in a nearby township.

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1 - CVM CODE 00417-0	2 - NAME OF THE COMPANY COMPANHIA VALE DO RIO DOCE	3 - CNPJ (CORPORATE TAXPAYER NUMBER) 33.592.510/0001-54

11.01 - PRODUCTION PROCESS

Pellets

Our pellet activities increase our market for fine and ultrafine iron ore products. We sell pellet feed to our pellet joint ventures at market-based prices. Historically, we have supplied all of the iron ore requirements of our joint ventures located in the Southern System. Some of the pellets we and our joint ventures produce are DR pellets, which are used in steel mills that use electric arc furnace rather than blast furnace technology.

Potash

Potash is an important raw material used in the production of fertilizers. We lease a potash mine (Taquari – Vassouras mine) in Rosario do Catete, in the state of Sergipe, from Petrobras – Petróleo Brasileiro S.A. (Petrobras), the Brazilian oil company. The lease was signed in 1991 for a period of 25 years, and is renewable for another 25 years. The mine is the only potash mine in Brazil and has a current nominal capacity of 600,000 tons per year. Taquari – Vassouras is an underground mine with a depth that varies from 430 to 640 meters. In 2003, we produced 658,000 tons of potash with total shipments of 675,000 tons, which included shipments of our 2002 inventories, and we had gross revenues of US$ 95 million. All sales from Taquari – Vassouras mine are destined for the domestic market. We have budgeted US$ 67 million in capital expenditures to expand the mine capacity to 850,000 tons per year by 2005. Our proven and probable reserves should be sufficient to ensure the estimated production for the next 5 years.

Gold

In August 2003, we sold the assets of our one remaining gold mine, Fazenda Brasileiro, which was near full exhaustion, to Yamana Resources Inc., a Canadian mining company, for US$ 20.9 million. As a result of the sale, our gold operations have been interrupted. We will not begin producing gold again until the start-up of the copper projects we are currently developing in Carajás. We expect these projects to produce gold as a by-product of their copper mining operations. We also continue to invest in mineral exploration aiming at the discovery of gold reserves. From January 2003 to August 2003, we produced 51.3 thousand troy ounces of refined gold in Fazenda Brasileiro mine, and from January 2003 to December 2003, we produced 2.3 thousand troy ounces as a by-product of iron ore in Itabira mine. We were responsible for approximately 3% of all gold produced on an industrial scale in Brazil in 2003. Gold sales generated US$ 21 million of revenues in 2003. The table below sets forth information regarding our gold mines and recent gold production for the periods indicated. The projected exhaustion date is based on 2003 production levels. The average total cash cost of production (US$  per troy ounce) was US$ 146 in 2001, US$ 141 in 2002 and US$ 307 in 2003.

Railroads

Vitória a Minas railroad. The Vitória a Minas railroad, in the Southern System, links our Southern System mines in the Iron Ore Quadrangle in the state of Minas Gerais with the Tubarão Port complex, in Vitória, Espírito Santo state. We operate this railroad under a 30-year renewable concession, which expires in 2027. This railroad extends 905 kilometers to our Tubarão Maritime Terminal Complex located near the port of Vitória in the state of Espírito Santo. The Vitória a Minas railroad consists of two lines of track extending for a distance of 601 kilometers to permit continuous railroad travel in opposite directions, and single-track branches of 304 kilometers. Industrial manufacturers are located near this area and major agricultural regions are adjacent and accessible to the Vitória a Minas railroad. The Vitória a Minas has a daily capacity of 300,000 tons of iron ore. In 2003, the Vitória a Minas railroad carried a total of 116.3 million tons of iron ore and other cargo (of which 43.2 million tons, or 37%, consisted of cargo transported for third parties). The Vitória a Minas railroad also carried approximately 1.1 million passengers in 2003.

The principal cargo of the Vitória a Minas railroad consists of:

•	iron ore and pellets, carried for us and third parties,

•	steel, coal, pig iron, limestone and other raw material carried for steel manufacturers located along the railroad,

•	agricultural products, such as grains soybean and soybean meal, and

•	other general cargo such as agricultural products, building materials, pulp and fuel and chemical products.

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11.01 - PRODUCTION PROCESS

We charge market rates for third-party freight, including pellets originating from joint ventures and other enterprises in which we do not own 100% of the equity interest. Market rates vary based upon the distance traveled, the kind of product and the weight of the freight in question.

Carajás railroad. We operate the Carajás railroad under a 30-year renewable concession, which expires in 2027. This railroad, located in the Northern System, starts at our Carajás iron ore mine in the state of Pará, and extends 892 kilometers to our Ponta da Madeira Maritime Terminal Complex facilities located near the Port of São Luís in the state of Maranhão. The Carajás railroad consists of one line of track, with spur tracks and turnouts to permit the passage of trains in opposite directions. The Carajás railroad has a daily capacity of 130,000 tons of iron ore. In 2003, the Carajás railroad carried a total of 62.9 million tons of iron ore and other cargo (of which 7.7 million tons, or 12%, consisted of cargo transported for third parties). The Carajás railroad also carried approximately 441,000 passengers in 2003. The principal cargo of the Carajás railroad consists of iron ore, principally carried for us.

Ports and Terminals

We operate ports and terminals principally as a means to complete the distribution of our iron ore and pellets to seaborne vessels serving the export market. See -Ferrous Minerals-Pellets-Distribution-Iron Ore and Pellets. We also use our ports and terminals to handle third-party cargo. In 2003, 25% of the cargo handled by our ports and terminals represented cargo handled for third parties.

Tubarão Maritime Terminal Complex. The Tubarão Maritime Terminal Complex, which covers an area of approximately 18 square kilometers, is located near the Port of Vitória in the state of Espírito Santo. The iron ore maritime terminal located in this area has two piers. Pier I can accommodate two vessels at a time, one of up to 170,000 DWT on the southern side and one of up to 200,000 DWT on the northern side. Pier II can accommodate one vessel of up to 360,000 DWT at a time, limited at 20 meters draft plus tide. In Pier I there are two ship loaders, which can load up to a combined total of 14,000 tons per hour. In Pier II there are two ship loaders that work alternately and can each load up to 16,000 tons per hour. In 2003, 72 million tons of iron ore and pellets were shipped through the terminal (of which 69 million tons were shipped for us and 3 million tons were shipped for third-parties). Praia Mole Terminal, also located in the Tubarão Maritime Terminal Complex, is principally a coal terminal and shipped 11.9 million tons in 2003. In 2004, we have budgeted US$ 4.8 million for the expansion of the Praia Mole Terminal. We operate a grain terminal in the Tubarão area, which shipped 4.5 million tons of grains and fertilizers in 2003. We also operate a bulk liquid terminal that shipped 0.5 million tons in 2003. CVRD also operates the Paul Terminal, which specializes in pig iron and is located near the Port of Vitória, in the State of Espírito Santo. This Terminal has one pier that can accommodate one vessel of up to 75,000 DWT, which can load up to 900 tons per hour. The Paul Terminal shipped 1.9 million tons of pig iron in 2003.

Ponta da Madeira Maritime Terminal Complex. The Ponta da Madeira Maritime Terminal Complex is located near the Port of São Luís in the state of Maranhão. The Ponta da Madeira port facilities can accommodate three vessels. Pier I can accommodate vessels displacing up to 420,000 DWT. Pier II can accommodate vessels of up to 155,000 DWT. The two berths have a maximum loading rate of 16,000 tons per hour at Pier I and 8,000 tons per hour at Pier II. In February 2004, the government of the state of Maranhão authorized the operation of Pier III, which is able to accommodate vessels of up to 220,000 DWT and has a maximum loading rate of 8,000 tons per hour.

Cargo shipped through our Ponta da Madeira Maritime Terminal Complex consists principally of iron ore for us. Other cargo includes manganese ore for us and pig iron and soybeans for third parties. In 2003, 55.4 million tons were shipped through the terminal for us and 2.9 million tons were shipped through the terminal for third parties.

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01.01 - IDENTIFICATION

1 - CVM CODE 00417-0	2 - NAME OF THE COMPANY COMPANHIA VALE DO RIO DOCE	3 - CNPJ (CORPORATE TAXPAYER NUMBER) 33.592.510/0001-54

11.02 - COMMERCIALIZATION, DISTRIBUTION PROCESS, MARKETS AND EXPORTATION

CVRD’s performance is not only a reflection of the high quality of its products and services, but also of the success of its strategy of providing tailor-made solutions for each customer. Employees interact with people of many cultures and with different needs. This occurs both in Brazil, where the Company operates in 13 states, and in the other countries where it does business. In the mining area, CVRD has integrated systems consisting of mines, railroads and ports. It produces different ores according to the needs of its customers, which are served by a team of specialized professionals in Brazil and overseas. In the logistics area, the Company provides integrated and personalized solutions to create value for its customers. It is recognized for its expertise in logistics operations, supported by the latest technology. In 2003, it expanded its customer service center and improved availability of real time information over the Internet for its clients.

Operating abroad in the sale of CVRD’s iron ore are:

ð	Rio Doce Europa Ltd.: with head office in Funchal; Madeira Island, its activities are related to exportation of the iron ore of its Parent Company - CVRD;

ð	Rio Doce International S.A.: a CVRD subsidiary, operates as an agent in Europe;

ð	Rio Doce Asia Kabuschiki Kaisha: a CVRD subsidiary, operates as an agent in Asia;

ð	CVRD Overseas: an indirect subsidiary of CVRD dedicated to sales to the Company’s six largest customers, located in Europe, the United States and Asia, through securitization;

ð	Itabira International Company Limited: a CVRD subsidiary, it is engaged in the sale of iron ore to foreign customers.

Such distribution is made through railroad transportation, port terminals and ocean transportation. CVRD’s export sales generated gross operating revenues as follows over the past three years:

	IN MILLIONS OF REAIS
EXPORT SALES	2003	2002	2001
Operating income	10,367	8,570	6,617
Export sales	6,626	5,381	3,938
Percentage	64	63	60

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11.02 - COMMERCIALIZATION, DISTRIBUTION PROCESS, MARKETS AND EXPORTATION

Sales to the various export markets were as follows:

					IN MILLIONS OF TONS
EXPORT SALES - CVRD	2003	%	2002	%	2001	%
NORTH AMERICA	6,393	5.5	6,238	5.9	4,432	4.9
SOUTH AMERICA	3,229	2.8	2,255	2.1	1,929	2.2
EUROPE	48,530	41.5	44,014	41.9	34,377	38.2
JAPAN	16,138	13.8	16,185	15.4	17,120	19.0
ASIA	35,354	30.2	29,544	28.1	25,325	28.1
MIDDLE EAST, AFRICA AND OCEANIA	7,265	6.2	6,935	6.6	6,856	7.6

TOTAL	116,909	100.0	105,171	100.0	90,039	100.0

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11.03 - COMPETITORS

In general, the international iron ore market is highly competitive. Several large producers operate in this market. The principal factors affecting competition are price, quality, range of products offered, reliability and transportation costs. In 2003, the European market and the Asian market (primarily China, Japan and South Korea) were the primary markets for our iron ore.

Our biggest competitors in the Asian market are located in Australia and include affiliates of BHP Billiton PLC and Rio Tinto Ltd. Although the transportation costs of delivering iron ore from Australia to Asian customers are generally lower than ours as a result of Australia’s geographical proximity, we believe we are able to remain competitive in the Asian market for two principal reasons. First, steel producers generally seek to obtain the types (or blends) of iron ore, which can produce the intended final product in the most economic and efficient manner. Our iron ore has low impurity levels, which generally lead to lower processing costs. For example, the alumina content of our iron ore is very low compared to Australian ore. Our ore also has high iron grade, which improves productivity in blast furnaces, which is important during periods of high demand. Second, steel mills often develop sales relationships based on a reliable supply of a specific mix of iron ore. We have a customer-oriented marketing policy of meeting our clients’ needs to the extent possible, including placing specialized personnel in direct contact with our clients to determine the blend that best suits each particular client. We sell most of our products FOB from our ports, which means that the invoice price includes delivery at our expense to our ports and no further. In general, in the Northern and Southern Systems our ownership of the process of producing and transporting iron ore to our ports makes it easier for us to ensure that our products get to our ports on schedule and at competitive costs.

We are competitive in the European market for the reasons we described above, as well as the proximity of the Ponta da Madeira port facilities to European customers. Our principal competitors in Europe are:

.	Rio Tinto PLC (UK), Rio Tinto Ltd (Australia) and Affiliates,

.	BHP Billiton (Australia) and Affiliates,

.	Kumba Resources (South Africa),

.	Luossavaara Kiirunavaara AB - LKAB (Sweden), and

.	Sociétè Nationale Industrielle et Minière - SNIM (Mauritania).

The Brazilian iron ore market is highly competitive with a wide range of smaller producers. Although pricing is relevant, quality and reliability are important competitive factors as well. We believe that our integrated transportation systems, high-quality ore and technical services make us a strong competitor in domestic sales. Prevailing export market prices, with adjustments negotiated to compensate for lower transport costs to domestic customers, influence iron ore sales in the domestic market.

COUNTRY	COMPANY	2003	%	2002	%	2001	%
Brazil	CVRD	136	25.2	127	26.1	121	26.9
Australia	Rio Tinto	119	22.1	103	21.1	91	20.2
Australia	BHP	79	14.7	68	14.0	77	17.1
Brazil	MBR	31	5.8	28	5.7	27	6.0
Others	Miscellaneous	174	32.3	161	33.1	134	29.8

TOTAL WORLD MARKET		539		487		450

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12.01 - PATENTS, TRADEMARKS AND FRANCHISES

PATENTS

CVRD’s numerous patents are fundamental in achieving its objectives for technological research and development. The Company holds 485 patents: 341 of these are in Brazil (206 of which have been granted and 135 are pending with the National Institute of Intellectual Property – INPI), while the remaining 144 are abroad (118 granted and 26 pending with the competent agencies).

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14.01 - COMPANY PROJECTIONS - FUTURE PLANS/RESULTS: Nothing to report.

14.02 - RECOMMENDABLE BUT NOT COMPULSORY INFORMATION: Nothing to report.

14.03 - OTHER INFORMATION DEEMED IMPORTANT FOR A BETTER UNDERSTANDING OF THE COMPANY

(a)	By business area:

			2003	2002
		Accumulated
	Cost	depreciation	Net	Net
Ferrous - Northern System
Mining	1.853	(803)	1.050	928
Railroads	2.833	(1.128)	1.705	1.659
Ports	619	(259)	360	290
Construction in progress	858	—	858	546

	6.163	(2.190)	3.973	3.423

Ferrous - Southern System
Mining	3.182	(1.717)	1.465	1.041
Railroads	3.333	(1.855)	1.478	1.293
Ports	587	(443)	144	152
Construction in progress	985	—	985	394

	8.087	(4.015)	4.072	2.880

Pelletizing
South	743	(545)	198	174
North	522	(22)	500	516
Construction in progress	195	—	195	185

	1.460	(567)	893	875

Non-Ferrous
Potash	149	(59)	90	84
Gold	72	(69)	3	44
Research and projects	258	(185)	73	36
Kaolin	—	—	—	—
Construction in progress	1.523	—	1.523	75

	2.002	(313)	1.689	239

Logistics
In operation	1.210	(570)	640	414
Construction in progress	55	—	55	84

	1.265	(570)	695	498

Energy
In operation	370	(32)	338	185
Construction in progress	452	—	452	477

	822	(32)	790	662

Corporate
In operation	183	(79)	104	82
Construction in progress	146	—	146	48

	329	(79)	250	130

Total	20.128	(7.766)	12.362	8.707

(b)	By type of asset:

	Average			2003	2002
	depreciation		Accumulated
	rates	Cost	depreciation	Net	Net
Buildings	3,00%	1.663	(721)	942	860
Installations	3,42%	5.108	(2.682)	2.426	2.123
Equipment	9,32%	1.330	(707)	623	380
Railroads	3,85%	5.690	(2.826)	2.864	2.517
Mineral rights (*)	1,87%	383	(90)	293	257
Others	8,85%	1.740	(740)	1.000	761

		15.914	(7.766)	8.148	6.898
Construction in progress	—	4.214	—	4.214	1.809

Total		20.128	(7.766)	12.362	8.707

(*) Calculated as a function of the volume of ore extracted in relation to the proven and probable reserves.

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14.05 - EXPANSION, MODERNIZATION AND DIVERSIFICATION PROJECTS

Investments of US$ 1.988 billion were undertaken by Companhia Vale do Rio Doce in 2003. From his total, 49.3% (US$979 million) were spent on generating growth; 25.5% (US$ 507 million) is stay-in-business-capex”; and 25.2% (US$502 million) were applied to corporate acquisitions.

This year was significant for the investment portfolio developing a series of projects that have already started, or would start shortly, in order to generate returns for the shareholders, in addition to creating new jobs and more exports.

Important acquisitions were made in 2003 that consolidated CVRD’s position as the world’s top producer and exporter of iron ore and pellets, among which was the Caemi takeover.

 The incorporation of Celmar S.A., a pulp and cellulose manufacturer, allowed the transformation of a eucalyptus plantation into charcoal destined for the production of pig iron in an environmentally sustainable manner. In April 2003, CVRD and Nucor Corporation, the largest steel group in the United States, signed a contract to construct and operate a pig iron plant in the North region of Brazil for the production of 380 thousand metric tons to be supplied by iron ore from Carajás. Nucor will purchase the entire production and invest US$ 10 million in the project.

Nucor will capitalize 80 thousand hectares of land and forest assets of the former Celmar. The total value of the investment will be US$ 80 million.

In Norway, CVRD acquired Elkem Rana AS for US$ 17.6 million, now renamed Rio Doce Manganese Norway (RDMN). CVRD invested another US$ 16.7 million to convert the plant for the production of manganese ferroalloys, renovate its electric furnace and improve its safety and environmental protection systems.

Purchasing CST stock for US$ 57.8 million raised CVRD’s participation in its capital from 22.85% to 28.02%. At Caemi, CVRD acquired 50% of its common stock and 40% of its preferential stock for US$ 426.4 million. After this acquisition, CVRD took control of Caemi by detaining 100% of its voting capital and 40% preferential, which amounts to 60% of its total capital.

Investment in growth consisted of US$ 910 million in projects and US$ 69 million devoted to mineral prospection.

MAIN INVESTMENTS IN 2003:

•	US$61 million to increase 14 million metric tons of the annual iron ore production capacity of Carajás. Investments were virtually concluded and in 2004 the mines will operate at an annual production scale of 70 million metric tons produced;

•	US$27.7 million to open two new mines in the South System, namely Fábrica Nova and Brucutu, both in Minas Gerais; whose first phases will start running in 2005 and 2006, respectively, aggregating 22 million metric tons annually of iron ore to CVRD’s production capacities;

•	US$9.9 million in the construction of Pier III of the Ponta da Madeira Port (MA), which began operations at the end of 2003, and is being used for loading iron ore and pellets, thereby supporting the expansion of Carajás’ productive capacity;

•	US$95 million to expand Alunorte (PA), with US$66 million for Module 3, concluded in April 2003, and US$29 million at the outset of construction of Modules 4 and 5, with operations projected to start by 2006;

•	US$329 million for the Sossego Copper Project (PA), which is already in test phase with production planned to begin in July 2004;

•	US$156 million for the acquisition of 2,986 railroad cars and 101 locomotives for transporting iron ore and general freight;

•	US$17,5 million for the construction of the Candonga Hydroelectric Plant, in Minas Gerais, which will start running in 2004;

•	US$19,6 million for the construction of the Aimorés Hydroelectric Plant, also in Minas Gerais, with operations set to start in 2004.

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14.05 - EXPANSION, MODERNIZATION AND DIVERSIFICATION PROJECTS

Projects and Perspectives for 2004

Companhia Vale Rio Doce has earmarked US$ 1.815 billion for investments in 2004. This value consists of covering growing expenses ranging at US$ 1.202 billion, and representing 66.2% of the total, as well as for expenses in sustaining the “stay-in-business-capex” of US$ 613 million.

US$ 1.138 billion is the amount allotted to new Greenfield projects and to expanding already existing Brownfield projects. The most important initiatives are devoted to expanding the productive capacity of iron ore, bauxite, alumina and potash, concluding the Sossego Copper Project, starting development of Project 118, generating electric energy and purchasing rail cars and locomotives for transporting iron ore and general freight.

Over the next few years, the projects being developed will add 73 million metric tons of iron ore to CVRD’s annual productive capacity, 4.5 million metric tons of bauxite, 1.8 million metric tons of alumina, 250 thousand metric tons of potash and 185 thousand metric tons of copper. In accordance with US GAAP consolidation criteria, the Company registered production of 186 million metric tons of iron ore in 2003.

In December, CVRD and Shanghai Baosteel Group Corporation signed a 10 -year contract to supply iron ore starting from 2006. Exports will increase annually to reach 14 million metric tons in 2010.

In Pará, starting up the Alunorte refinery’s expanded refining capacity is part of a Brownfield project that includes construction of modules 4 and 5 of the refinery. This will raise annual production capacity of alumina from 2.4 million metric tons to 4.2 million metric tons. The investment is estimated at US$ 583 million. The Paragominas mine will invest US$ 271 million and produce roughly 4.5 million metric tons of bauxite per year.

In 2004, with the start up of operations at the Candonga and Aimorés Hydroelectric Plants, both in Minas Gerais, there will be an additional generation of 119 MW of electric energy. Adding to the production of plants in operation – Igarapava, Porto Estrela and Funil – this amount will make electric energy supplies available for the South System by creating a power source for the iron ore mines, the Vitória to Minas Railroad, Tubarão Port Complex and Pellet Plants and for the energy consumption needs of the Carajás copper mines.

The purchase of 88 locomotives and 3,178 rail cars in 2003 will increase the fleet to 744 locomotives and 30,473 cars, making shipping easier for additional iron ore production and the growing logistics customer services in 2004.

US$ 78 million is the estimated investment destined for mineral exploration, of which US$ 14 million corresponds to the parcel contributed by BNDES. The BNDES’s participation is not included in the amount budgeted by CVRD, which is US$ 1.815 billion.

CVRD’s program involves at least seven different minerals, on a global coverage program. In spite of 77.1% of planned spending being dedicated to Brazil – 41.6% of the total on the Mineral Province of Carajás – the company is prospecting minerals in South America (Peru and Chile), Africa (Gabon, Angola, Mozambique) and Asia (Mongolia and China), in addition to assessing opportunities in various other countries.

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01.01 - IDENTIFICATION

1 - CVM CODE 00417-0	2 - NAME OF THE COMPANY COMPANHIA VALE DO RIO DOCE	3 - CNPJ (CORPORATE TAXPAYER NUMBER) 33.592.510/0001-54

15.01 - ENVIRONMENTAL PROBLEMS

ENVIRONMENTAL MANAGEMENT

All of CVRD’s units follow its Environmental Policy and operate according to the Environmental Quality Management System, fundamental for the Company’s competitiveness and leading position in the world market. In its commitment to environmental responsibility, CVRD applies rules and standards that surpass all legal requirements, aware that environmental quality is strategic for development of its activities. CVRD was one of the first Brazilian companies to implement a management process based on the ISO 14001 standard. Its iron and manganese mines at Carajás, in Pará, were the first of their type in the world to obtain this environmental quality certification. Today the Company has a total of 14 units so certified. Its iron ore exports come from certified mines in the states of Pará and Minas Gerais and pass through equally certified port terminals – Tubarão in Espírito Santo and Ponta da Madeira in Maranhão. CVRD’s pellet plants in Espírito Santo, the ferroalloys plant in France and the Mineral Development Center in Minas Gerais are also ISO 14001 certified.

Certifications of Companhia Vale do Rio Doce

Operating Unit	Date
Mineral Development Unit – Minas Gerais	Apr/97
Carajás Iron and Manganese Mines – Pará	Oct/98
Timbopeba, Fazendão e Brucutu Iron Ore Mines – Minas Gerais	Jun/00
Terminal Marítimo de Ponta da Madeira – Maranhão	Sep/00
Minas de Ferro de Alegria, Córrego de Meio e Água Limpa (*) – Minas Gerais	May/01
Usina de Ferro Ligas Rio Doce Manganèse Europe – RDME – Dunquerque – França	Sep/01
Complexo Portuário e Industrial de Tubarão – Espírito Santo	Dec/01
Mina de Ferro de Gongo Soco – Minas Gerais	Jul/02
Cais Rebocador Docenave – Espírito Santo	Aug/02
Minas de Ferro de Cauê, Conceição – Complexo de Itabira – Minas Gerais	Nov/02
Mina de Manganês – Sociedade Mineira de Mineração – Minas Gerais	Nov/02
Terminal de Vila Velha	Oct/03
Terminal Marítimo de Sepetiba – Rio de Janeiro	Nov/03
Mina do Córrego do Feijão, Fábrica – Minas Gerais	Nov/03

(*) Integrated Management System by ISO 9002, ISO 14001 and OHSAS 18001 standards.

In 2003, CVRD continued its Environmental Management System and the processes for recertification of Sociedade Mineira de Mineração in Minas Gerais, the Azul manganese mine in Carajás, and the Waste Management System. The ferroalloy plants of RDME in Dunkirk, France and RDMN in Mo I Rana, Norway, were recognized as European Standards of Excellence. RDME closed out the year receiving the Environmental Award from the Union of French Chemical Industries.

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15.01 - ENVIRONMENTAL PROBLEMS

Corporate Systems

In 2003, CVRD expanded the reach of its Corporate Environmental Regulations, whose coverage ranges from strictly operational aspects to any activities that can affect the environment or the communities near its units. These regulations guide broad and systematic actions that protect the Company and surrounding communities from possible environmental impacts and ensure the continuity of projects for growth and value generation. During 2003, Licensing and Environmental Commitment Modules and the Environmental Information System were set up in all the environmental areas of the Company.

Environmental Licensing Management System

100% of the operating units operate according to their respective environmental licenses and/or authorizations and comply with all environmental legislation. In 2003, CVRD conceived and implemented a manual to establish the guidelines and general criteria regarding the environmental licensing process.

Waste Management System

Priority number one in its Environmental Quality System, CVRD implemented a waste management system in 2003, focusing on separation, temporary storage and adequate final disposal. All the operating units carry out actions to implement the procedures of the respective waste management programs, which are included in the Variable Remuneration Program for calculating employee profit sharing.

Air Quality Control System

Two more electrostatic dust precipitators to filter out smokestack emissions entered operation in 2003, at Pellet Plants 5 and 6, located at the Tubarão Port Complex in Espírito Santo. These filters – now totaling 16 in operation – eliminate over 99% of the particulate emissions from the pelletizing process. The installation of these precipitators is part of a program to improve air quality in the greater Vitória metropolitan region by drastically reducing airborne emissions.

Water Resources Management System

A complete diagnosis of water resources was prepared by CVRD to establish scenarios for water use by all its operating units. In 2003, the Company also sponsored the Brazilian Waters Project. By mid-2004, a team led by Gérard Moss will finish gathering data on the condition of the main watersheds throughout Brazil, paying particular attention to watercourses in the areas of influence of the Company.

Rehabilitation of Mined Areas

422 hectares in the areas mined by CVRD are undergoing environmental reclamation. In 2003, besides continuing works to recover mined areas, the Company prepared a detailed mine closing guide, containing procedures and directives for the professionals in the areas of planning and operations regarding the best practices to decommission and recover mines and their surrounding areas.

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01.01 - IDENTIFICATION

1 - CVM CODE 00417-0	2 - NAME OF THE COMPANY COMPANHIA VALE DO RIO DOCE	3 - CNPJ (CORPORATE TAXPAYER NUMBER) 33.592.510/0001-54

15.01 - ENVIRONMENTAL PROBLEMS

Environmental Partnerships and Protection of Natural Resources

7.5 million seedlings of various tropical plant species were produced by the CVRD Natural Reserve in 2003 to rehabilitate areas that have suffered interference. Located in Linhares, Espírito Santo, the Reserve has 22 thousand hectares of Atlantic Forest and is a reference center for training in-house staff and outside people in environmental research, reclamation of degraded areas and environmental education programs. It received 5,331 visitors last year, among school groups, community members and environmental professionals.

1.2 million hectares of tropical forests are protected by CVRD, which maintains working agreements with the Brazilian environmental agency, Ibama, in the south of Pará and north of Espírito Santo. In 2003, a new branch of the Vale do Rio Doce Environmental Institute was opened in Carajás, whose task is to coordinate environmental programs related to recovery of degraded areas, forest inventories, zoo and botanical park activities and implementation of flora management plans.

Environmental Education Program

Nearly 100 thousand people – children, teachers and community leaders – have participated in environmental education activities in the communities located near the operations of Companhia Vale do Rio Doce. To foster environmental awareness in these communities, CVRD created this program, which in 2003 was implemented in the states of Minas Gerais, Bahia, Sergipe and Espírito Santo.

Territorial Management

5,600 kilometers of track were the subject of a groundbreaking digital mapping project, based on aerial surveys (1:15.000 scale), seeking to identify all the interactions of the Brazilian railroad network. In 2003, CVRD developed a territorial management system based on this geographic information technology, to perform diagnoses and organize the Company’s collection of geographic data in a single database.

Commitment to the environmental cause

Companhia Vale do Rio Doce follows the best environmental quality standards in all its activities. These standards are constantly being updated and perfected. Environmental quality is one of the most rigorous requirements of the international market. CVRD, by including environmental issues as a strategic factor, offers a clear demonstration of the importance of environmental quality.

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01.01 - IDENTIFICATION

1 - CVM CODE 00417-0	2 - NAME OF THE COMPANY COMPANHIA VALE DO RIO DOCE	3 - CNPJ (CORPORATE TAXPAYER NUMBER) 33.592.510/0001-54

16.01 - LAWSUITS WITH A VALUE EXCEEDING 5% OF STOCKHOLDERS’ EQUITY OR NET PROFIT

		3 - % OF STOCKHOLDERS’		5 - PROVISION		6 - AMOUNT (R$
1 - ITEM	2 - DESCRIPTION	EQUITY	4 - % OF NET PROFIT	YES	NO	THOUSANDS)
01	Labor Suits	3.53	11.71	X		528,000
02	Tax Disputes	4.76	15.77	X		711,000
03	Other Suits	5.47	18.12	X		817,000

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17.01 - OPERATIONS WITH RELATED COMPANIES

Product purchases and rendering of services

PRODUCTS/SELLERS

Pellets/ Iron Ore

Companhia Ítalo-Brasileira de Pelotização - ITABRASCO

Companhia Nipo-Brasileira de Pelotização – NIBRASCO

Companhia Hispano-Brasileira de Pelotização – HISPANOBRÁS

Companhia Coreano-Brasileira de Pelotização – KOBRASCO

Minas da Serra Geral – MSG

SERVICES/PROVIDERS

Freight

Navegação Vale do Rio Doce S.A. – DOCENAVE

Seamar Shipping Corporation

MRS Logística S.A>

Purchases Of Imported Material

Itabira Rio Doce Company Limited - ITACO

Loan Contracts

Subsidiaries and Associated Companies - Market Rate.

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01.01 - IDENTIFICATION

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17.01 - OPERATIONS WITH RELATED COMPANIES

PRODUCTS/CUSTOMERS

Pellets/Iron Ore

Itabira Rio Doce Company Limited - ITACO

Companhia Siderúrgica de Tubarão - CST

Usinas Siderúrgicas de Minas Geras S.A. - USIMINAS

Companhia Hispano-Brasileira de Pelotização – HISPANOBRÁS

Companhia Ítalo-Brasileira de Pelotização - ITABRASCO

Companhia Nipo-Brasileira de Pelotização – NIBRASCO

Companhia Coreano-Brasileira de Pelotização - KOBRASCO

Rio Doce Limited

CVRD Overseas Ltd.

Samarco Mineração S.A.

Gulf Industrial Investment Co.- GIIC

TRANSPORTATION SERVICES

Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS

Ferrovia Centro Atlantica S.A. - FCA

Companhia Siderúrgica de Tubarão - CST

Rio Doce Manganês S.A.

OTHER SERVICES

Subsidiaries and Associated Companies

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01.01 - IDENTIFICATION

1 - CVM CODE 00417-0	2 - NAME OF THE COMPANY COMPANHIA VALE DO RIO DOCE	3 - CNPJ (CORPORATE TAXPAYER NUMBER) 33.592.510/0001-54

18.01 - BY LAWS

As amended at the Extraordinary Shareholders’ Meeting
held on April 28, 2004

CHAPTER I - NAME, PURPOSE, HEAD OFFICE AND DURATION

Article 1 - COMPANHIA VALE DO RIO DOCE, referred to in abbreviated form as CVRD, is a joint-stock company governed by the present By-Laws and by applicable legislation.

Article 2 - The purpose of the company is:

I.	the exploitation of mineral deposits in Brazil and abroad by means of extraction, processing, industrialization, transportation, shipment and commerce of mineral assets;

II.	the building and operation of railways and the exploitation of own or third party rail traffic;

III.	the building and operation of own or third party marine terminals, and the exploitation of nautical activities for the provision of support within the harbor;

IV.	the provision of logistics services integrated with cargo transport, comprising generation, storage, transshipment, distribution and delivery within the context of a multimodal transport system;

V.	the production, processing, transport, industrialization and commerce of all and any source and form of energy, also involving activities of production, generation, transmission, distribution and commerce of its products, derivatives and sub products;

VI.	the carrying-on, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of its corporate purpose, including research, industrialization, purchase and sale, importation and exportation, the exploitation, industrialization and commerce of forest resources and the provision of services of any kind whatsoever;

VII.	constituting or participating in any fashion in other companies, consortia or associations directly or indirectly related to its business purpose.”

Article 3 - The head office and legal venue of the company shall be in the city of Rio de Janeiro, State of Rio de Janeiro, the company being empowered for the better realization of its activities to set up branch offices, subsidiary branch offices, depots, agencies, warehouses, representative offices or any other type of establishment in Brazil or abroad.

Article 4 - The term of duration of the company shall be unlimited.

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18.01 - BY LAWS

CHAPTER II - CAPITAL AND SHARES

Article 5 - The Share Capital is R$ 7,300,000,000.00 (seven billion, three hundred million Brazilian reais) corresponding to 388,559,056 (three hundred and eighty eight million, five hundred and fifty nine thousand, and fifty six) book shares, being R$ 4,696,524,030.83 (four billion, six hundred and ninety six million, five hundred and twenty four thousand, thirty Brazilian reais and eighty three cents), split into 249,983,143 (two hundred and forty nine million, nine hundred and eighty three thousand, one hundred and forty three) common shares and R$ 2,603,475,969.17 (two billion, six hundred and three million, four hundred and seventy five thousand, nine hundred and sixty nine Brazilian reais and seventeen cents), split into 138,575,913 (one hundred and thirty eight million, five hundred and seventy five thousand, nine hundred and thirteen) preferred class “A” shares, including 01 (one) special class share, all carrying no nominal value.

§ 1 -	The shares are divided into common shares and preferred shares. The preferred shares comprise class A and special class.

§ 2 -	The special class preferred share shall belong exclusively to the Federal Government. In addition to the other rights assigned to it in the present By-Laws, the special class share shall possess the same rights as the class A preferred shares.

§ 3 -	Each common and class A preferred share and the special class share shall confer the right to one vote in decisions made at General Meetings, the provisions of § 4 following being observed.

§ 4 -	The class A and special class preferred shares shall have the same rights as the common shares with the exception of the right to vote at the election of members of the Board of Directors, in accordance with the provisions set forth in §§ 2 and 3 of Article 11 following, but shall nevertheless posses the right jointly to elect and remove one member of the Audit Committee and the respective alternate.

§ 5 -	Holders of class A preferred and special class shares shall be entitled to receive dividends calculated as set forth in Chapter VII in accordance with the following criteria:

a) priority in receipt of dividends specified in § 5 corresponding to: (i) a minimum of 3% (three percent) of the stockholders’ equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher;

b) entitlement to participate in the profit distributed and any bonuses, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter “a” above is ensured; and

c) entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed.

§ 6 -	Preferred shares shall acquire full and unrestricted voting rights should the company fail to pay the minimum dividends to which they are entitled during 3 (three) consecutive fiscal years, under the terms of §5 of Article 5.

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18.01 - BY LAWS

Article 6 - The company is authorized to increase its share capital up to the limit of 300,000,000 (three hundred million) common shares and 600,000,000 (six hundred million) class A preferred shares. Within the limit authorized by the present Article the company shall, by means of a decision of the Board of Directors, be entitled to increase the share capital without any alteration of the By-laws by means of the issuance of common shares and/or preferred shares.

§ 1 -	The Board of Directors shall determine the conditions for issuance, including the price and the period of time prescribed for paying up.

§ 2 -	At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by public subscription as per the prescriptions set forth in Law no. 6.404/76, may be rescinded.

§ 3 -	Provided that the plans approved by the General Meeting are complied with, the company shall be entitled to delegate the option of share purchase to its administrators and employees, with shares held in custody or by means of the issuance of new shares, the shareholders’ preemptive right being excluded.

Article 7 - The special class share shall possess a veto right regarding of the following subjects:

I.	change of name of the company;

II.	change of location of the head office;

III.	change of the corporate purpose with reference to mineral exploitation;

IV.	the winding-up of the company;

V.	the sale or cessation of the activities of any part or of the whole of the following categories of the integrated iron ore systems of the company: (a) mineral deposits, reserves and mines; (b) railways; (c) ports and marine terminals;

VI.	any alteration of the rights assigned to the types and classes of the shares issued by the company in accordance with the prescriptions set forth in the present By-Laws;

VII.	any alteration of the present Article 7 or of any of the other rights assigned to the special class share by the present By-Laws.

CHAPTER III - GENERAL MEETING

Article 8 - The ordinary Shareholders’ General Meeting shall be held within the first four months following the end of the fiscal year and, extraordinarily, whenever called by the Board of Directors.

§ 1 -	An extraordinary Shareholders’ General Meeting shall be competent to discuss the subjects specified in Article 7.

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18.01 - BY LAWS

§ 2 -	The holder of the special class share shall be formally requested by the company to attend for the purpose of discussing the subjects specified in Article 7 by means of personal correspondence addressed to its legal representative, a minimum period of notice of 15 (fifteen) days being given.

§ 3 -	Should the holder of the special class share be absent from the General Meeting called for this purpose or should it abstain from voting, the subjects specified in Article 7 shall be deemed as having been approved by the holder of the said special class.

Article 9 - At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the company, and the Secretary of the Board of Directors shall act as secretary, as per § 14 of Article 11.

Sole Paragraph - In the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors, the General Meeting of Shareholders shall be chaired by their respective alternates, or in the absence or impediment of such alternates, by an Officer specially appointed by the Chairman of the Board of Directors.

CHAPTER IV - ADMINISTRATION

Article 10 - The Board of Directors and the Executive Board shall be responsible for the administration of the company.

§ 1 -	The members of the Board of Directors and the Executive Board shall take office by means of signing the Minute Book of the Board of Directors or the Executive Board, as the case may be.

§ 2 -	The term of office of the members of the Board of Directors and the Executive Board shall be extended until their respective successors have taken office.

§ 3 -	The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted to the performance of their duties, their competence and professional repute and the market value of their duties, their competence and professional repute and the market value of their services. The Board of Directors shall apportion the fixed remuneration among its members and the Executive Board.

§ 4 -	The Board of Directors shall be supported by technical and consultant bodies, denominated Committees, regulated as set forth in Section II – Committees hereinafter.

SECTION I - BOARD OF DIRECTORS

Subsection I - Composition

Article 11 - The Board of Directors, a joint decision-making body, shall be elected by the General Meeting and shall be formed of 11 (eleven) effective members and their respective alternates, all being shareholders in the company, and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman.

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18.01 - BY LAWS

§ 1 -	The term of office of the members of the Board of Directors shall be 2 (two) years, their re-election being permitted.

§ 2 -	Under the terms of Article 141 of Law # 6,404/76, 1 (one) member and his alternate of the Board of Directors, may be elected and removed, by means of a separate vote at the general meeting of shareholders, excluding the controlling shareholder, by the majority of holders, respectively, of:

I -	common shares representing at least 15% (fifteen percent) of the total shares with voting rights; and

II -	preferred shares representing at least 10% (ten percent) of share capital.

§ 3 -	Having ascertained that neither the holders of common shares or preferred shares have respectively formed the quorum required in sections I and II of §2 above, they shall be entitled to combine their shares to jointly elect a member and an alternate to the Board of Directors, and in such hypothesis the quorum established in section II of §2 of this Article shall be observed.

§ 4 -	The entitlement set forth in §2 of this Article may only be exercised by those shareholders who are able to prove uninterrupted ownership of the shares required therein for a period of at least 3 (three) months, immediately prior to the general shareholders meeting which elected the members of the Board of Directors.

§ 5 -	From among the 11 (eleven) effective members and their respective alternates of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the company.

§ 6 -	The Chairman and the Vice-Chairman of the Board of Directors shall be elected among the members thereof during a Meeting of the Board of Directors to be held immediately after the General Meeting, which has elected them.

§ 7 -	In the case of impediment or temporary absence, the Vice-Chairman shall replace the Chairman, and during the period of such replacement the Vice-Chairman shall have powers identical to those of the Chairman, the alternate of the Chairman being nevertheless entitled to exercise the right to vote in his capacity as a member of the Board of Directors.

§ 8 -	Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall elect the respective alternates in the first Meeting to be held after the vacancy.

§ 9 -	During their impediments or temporary absences, the members of the Board of Directors shall be replaced by their respective alternates.

§ 10 -	Should a vacancy occur in the office of a member of the Board of Directors or of an alternate, the vacancy shall be filled by nomination by the remaining members of an alternate who shall serve until the next General Meeting, which shall decide on his election. Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election.

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01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

18.01 — BY LAWS

§11-	Whenever the Board of Directors is elected under the multiple vote regime, as established in Article 141 of Law # 6,404/1976, the Chairman of the shareholders meeting shall inform those shareholders present that the share which elected a member of the Board of Directors, by means of a separate vote in accordance with §§2 and 3 of Article 11, may not participate in the multiple vote regime and, evidently, may not participate in the calculation of the respective quorum. Once the separate vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote.

§12-	With the exception of the effective members and their respective alternates, elected by means of separate vote, respectively, by the employees of the company and by the holders of preferred shares, under section II, §2 of Article 11, whenever the election for the Board of Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, effective or alternate, by the general shareholders meeting, shall imply in the removal of the other members of the Board of Directors, and consequently a new election shall be held; in other cases of vacancy, in the absence of an alternate, the first general shareholders meeting shall elect the whole Board.

§13-	Whenever, cumulatively, the election of the Board of Directors is held under the multiple vote system and the holders of common shares or preferred shares or company employees exercise the right established in §§ 2, 3 and 5 above, the shareholder or group of shareholders under vote agreement who hold over 50% (fifty percent) of shares with voting rights, shall be ensured the right to elect officers in a number equal to those elected by the other shareholders, plus one, irrespective of the number of officers established in the caption of Article 11.

§14-	The Board of Directors shall have a Secretary, appointed by the Chairman of the Board of Directors, who shall necessarily be an employee or administrator of the company, in whose absence or impediment shall be replaced by another employee or administrator as designated by the Chairman of the Board of Directors.

Subsection II — Workings

Article 12 — The Board of Directors shall meet on an ordinary basis once a month and extraordinary whenever called by the Chairman or, in his absence, by the Vice-Chairman of the Board or by any 2 (two) members acting together.

Article 13 — Meetings of the Board of Directors shall only be held with the presence of and decisions shall only be taken by the affirmative vote of a majority of its members.

§1-	The minutes of the meetings of the Board of Directors shall be recorded in the Book of Minutes of Meetings of the Board of Directors, which, after having been read and approved by the officers present at the meetings, shall be signed in a number sufficient to constitute the majority necessary for approval of the subjects examined.

§2-	The Secretary shall be responsible for the recording, distribution, filing and safeguard of the respective minutes of the meetings of the Board of Directors, as well as for the issuance of abstracts of the minutes and certificates of approvals of the Board of Directors.

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1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

18.01 - BY LAWS

Subsection III — Responsibilities

Article 14 — The Board of Directors shall be responsible for:

I.	electing, evaluating and at any time removing the Executive Officers of the company, and assigning functions to them;

II.	distributing the remuneration established by the general shareholders meeting among its members and those of the Executive Board;

III.	assigning the functions of Investor Relations to an Executive Officer;

IV.	approving the policies relating to selection, evaluation, development and remuneration of members of the Executive Board;

V.	approving the company’s human resources general policies as submitted to it by the Executive Board;

VI.	establishing the general guidance of the business of the company, its wholly-owned subsidiary companies and controlled companies;

VII.	approving the strategic guidelines and the strategic plan of the company submitted annually by the Executive Board;

VIII.	approving the company’s annual and multi-annual investment budgets, submitted to it by the Executive Board;

IX.	monitoring and evaluating the economic and financial performance of the company, and may request the Executive Board to provide reports with specific performance indicators;

X.	approving investments and/or divestiture opportunities submitted by the Executive Board which exceed the limits established for the Executive Board as defined by the Board of Directors;

XI.	issuing opinions on operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases submitted by the Executive Board;

XII.	with the provisions set forth in Article 2 of the present By-Laws being complied with, making decisions concerning the setting-up of companies, or its transformation into another kind of company, direct or indirect participation in the capital of other companies, consortia, foundations and other organizations, by means of the exercise of rights withdrawal, the exercise of non-exercise of rights of subscription, or increase or sale, both direct and indirect, of corporate equity, or in any other manner prescribed by law, including but not limited to, merger, split-off and incorporation in companies in which it participates;

XIII.	approving the financial policies of the company submitted by the Executive Board;

XIV.	approving the issuance of simple debentures, not convertible into share and without collateral submitted by the Executive Board;

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01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

18.01 — BY LAWS

XV.	approving the accounts of the Executive Board, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting;

XVI.	approving the employment of profit for the year, the distribution of dividends and, when necessary, the capital budget, submitted by the Executive Board, to the later direction to the appreciation of the Ordinary Shareholders Meeting;

XVII.	selecting and removing independent auditors;

XVIII.	appointing and removing the employee responsible for the internal auditing of the company, who shall report directly to the Board of Directors;

XIX.	approving the policies and the annual audit plan of the company submitted to it by the employee responsible for internal auditing;

XX.	inspecting the management work of the Executive Officers and at any time examining the books and papers of the company, requesting information about contracts signed or about to be signed, in order to ensure the financial integrity and ethical conduct of the company;

XXI.	approving alterations in corporate governance rules, including, but not limited to, the process of rendering of accounts and the process of disclosure of information;

XXII.	approving the code of ethics and the management system in order to avoid conflicts of interests between the company and its shareholders or administrators;

XXIII.	adopting the measures considered necessary in the eventuality of potential conflicts of interest between the company and its shareholders or administrators;

XXIV.	approving the company’s policies relating to corporate responsibility, such as: the environment, health, safety and social responsibility, as submitted by the Executive Board;

XXV.	establishing criteria for the Executive Board in relation to the purchase of, sale of and placing of liens on fixed assets and for the constitution of encumbrances, the provisions set forth in Article 7 of the present By-Laws being complied with;

XXVI.	approving the provision of guarantees in general, and establishing criteria for the Executive Board in relation to the contracting of loans and financing and for the signing of other contracts;

XXVII.	establishing criteria for the Executive Board in relation to the signing of commitments, waiving of rights and transactions of any nature, except for the waiver of its preemptive rights in the subscription and purchase of shares, under section XII of Article 14;

XXVIII.	approving any matters which are not the competence of the Executive Board, under the terms of the present By-Laws, as well as matters whose limits exceed the criteria established for the Executive Board, as established in Article 14;

XXIX.	approving any reformulation, alteration, or amendment of shareholders’ agreements or consortia contracts, or of agreements among the shareholders or among the consortia parties of companies in which the company participates, as well as approving the signing of new agreements and/or consortia contracts that address subjects of this nature;

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01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

18.01 — BY LAWS

XX.	authorize the negotiation, signing or alteration of contracts of any kind of value between the company and (i) its shareholders, either directly or through intermediary companies (ii) companies which directly or indirectly participate in the capital of the controlling shareholder or which are controlled, or are under joint control, by companies which participate in the capital of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the company participates, and the Board of Directors may establish delegations, with standards and procedures, which meet the requirements and nature of the operations, without prejudice of keeping the aforementioned group duly informed of all company transactions with related parties;

XXXI.	expressing its opinion regarding any matter to be submitted to the General Meeting of Shareholders;

XXXII.	authorizing the purchase of shares of its own issuance for maintenance in treasury, cancellation or subsequent sale.

§1-	The Board of Directors shall be responsible for appointing, as submitted by the Executive Board, the persons who shall form part of the Administrative, Consulting and Audit bodies of those companies and organizations in which the company participates, directly or indirectly.

§2-	The Board of Directors may, at its discretion, delegate the assignment mentioned in the prior paragraph to the Executive Board.

SECTION II — COMMITTEES

Article 15 — The Board of Directors, shall have, for support on a permanent basis, 5 (five) technical and consultant committees, denominated as follows: Executive Development Committee, Strategic Committee, Finance Committee, Audit Committee and Governance and Ethics Committee.

§1-	The Board of Directors, at its discretion, may also establish, for its consulting support, other committees to fulfill consultant or technical tasks, other than those permanent committees as set forth in the caption of this Article.

§2-	The members of the committees shall be remunerated as established by the Board of Directors, and those members who are administrators of the company shall not be entitled to additional remuneration for participating on the committees.

Subsection I — Mission

Article 16 - The mission of the committees shall be to provide support to the Board of Directors in order to increase the efficiency and quality of its decisions.

Subsection II — Composition

Article 17 - The members of the committees shall have proven experience and technical skills in relation to matters that are the object of the respective committee’s responsibility and shall be subject to the same legal duties and responsibilities as the administrators.

Article 18 - The composition of each committee shall be defined by the Board of Directors.

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01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

18.01 — BY LAWS

§1-	The members of the committees shall be appointed by the Board of Directors and may belong to company administration bodies or not.

§2-	The term of management for the members of the committees shall begin as of their appointment by the Board of Directors, and termination shall coincide with the end of the management term of the members of the Board of Directors, and re-appointment shall be permitted.

§3-	During their management, members of the committees may be removed from office by the Board of Directors.

Subsection III — Workings

Article 19 - Standards relating to the workings of each committee shall be defined by the Board of Directors.

§1-	The committees established within the company shall not have decision-making power and their reports and proposals shall be submitted to the Board of Directors for approval.

§2-	The committees’ reports do not constitute a necessary condition for the presentation of matters for scrutiny and approval by the Board of Directors.

Subsection IV — Responsibilities

Article 20 - The main duties of the committees are set forth in Article 21 and subsequent articles, whereas their detailed duties shall be defined by the Board of Directors.

Article 21 - The Executive Development Committee shall be responsible for:

I-	issuing reports on the human resources general policies of the company submitted by the Executive Board to the Board of Directors;

II-	analyzing and issuing reports to the Board of Directors on the restatement of remuneration of members of the Executive Board;

III-	submitting and ensuring up-to-datedness of the performance evaluation methodology of the members of the Executive Board.

Article 22 - The Strategic Committee shall be responsible for:

I-	issuing reports on the strategic guidelines and the strategic plan submitted annually by the Executive Board;

II-	issuing reports on the company’s annual and multi-annual investment budgets submitted by the Executive Board to the Board of Directors;

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01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

18.01 — BY LAWS

III-	issuing reports on investment and/or divestiture opportunities submitted by the Executive Board to the Board of Directors;

IV-	issuing reports on operations relating to merger, split-off, incorporation in which the company and its controlled subsidiaries are a party, and on share purchases submitted by the Executive Board to the Board of Directors.

Article 23 - The Finance Committee shall be responsible for:

I-	issuing reports on the financial policies and the internal financial control systems of the company;

II-	issuing reports on the compatibility between the remuneration level of shareholders and the parameters established in the annual budget and financial scheduling, as well as its consistency with the general policy on dividends and the capital structure of the company.

Article 24 - The Audit Committee shall be responsible for:

I-	submitting appointment recommendations of the independent auditors and the employee responsible for internal auditing of the company to the Board of Directors;

II-	issuing reports on the policies and the company’s annual auditing plan submitted by the employee responsible for internal auditing, and on its execution;

III-	tracking the results of the company’s internal auditing, and identifying, priorizing, and submitting actions to be accompanied by the Executive Board to the Board of Directors;

IV-	analyzing the Annual Report, as well as the Financial Statements of the company and making recommendations to the Board of Directors.

Article 25 - The Governance and Ethics Committee shall be responsible for:

I-	evaluating the efficiency of the company’s governance practices and the workings of the Board of Directors, and submitting improvements;

II-	submitting improvements to the code of ethics and in the management system in order to avoid conflicts of interests between the company and its shareholders or company administrators;

III-	issuing reports on policies relating to corporate responsibility, such as the environment, health, safety and social responsibility of the company submitted by the Executive Board;

IV-	issuing reports on potential conflicts of interest between the company and its shareholders or administrators.

Page: 75

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01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

18.01 — BY LAWS

SECTION III — EXECUTIVE BOARD

Subsection I – Composition

Article 26 - The Executive Board, the executive administration body of the company, shall consist of 6 (six) to 9 (nine) members, one of whom shall be the Chief Executive Officer and others shall be Executive Officers.

§1-	The Chief Executive Officer shall submit to the Board of Directors the names of candidates for the Executive Board with renowned knowledge and specialization in the subject of responsibility of the respective operational area, and may also at any time submit to the Board of Directors a motion to remove.

§2-	The Executive Officers shall have their individual duties defined by the Board of Directors.

§3-	The management term of the members of the Executive Board shall be 2 (two) years, and re-election shall be permitted.

Subsection II – Workings

Article 27 - In the case of temporary impediment of the Chief Executive Officer, same shall be replaced by another member of the Executive Board designated by majority vote of the members of the Executive Board, and in the case of absence, the Chief Executive Officer may designate his own substitute, who shall assume all legal, statutory and regulatory duties and responsibilities.

§1-	In the case of temporary impediment or absence of any Executive Officer, same shall be replaced by one of the Executive Officers appointed by the Chief Executive Officer, who shall accumulate the legal, statutory and regulatory responsibilities of the absent or impeded Executive Officer, for the term of exercise of the post of the substituted Executive Officer, excluded the right to vote at Executive Board meetings.

§2-	Should a vacancy occur in the office of an Executive Officer, the substitute member shall be selected and his name shall be submitted by the Chief Executive Officer to the Board of Directors who shall elect him to complete the remaining term of the substituted officer.

§3-	Should a vacancy occur in the office of the Chief Executive Officer, the Executive Officer in charge of Finance shall substitute the Chief Executive Officer, accumulating his own duties, rights and responsibilities with those of the Chief Executive Officer until the Board of Directors holds a new election for the office of Chief Executive Officer.

Article 28 - In respect of the limits established for each Executive Officer, the decisions on matters affecting his specific operational area, provided that the matter does not affect the operational area of another Executive Officer, shall be taken by himself or in conjunction with the Chief Executive Officer, in matters or situations pre-established by the latter.

Article 29 - The Executive Board shall meet on an ordinary basis once a fortnight and extraordinarily whenever called by the Chief Executive Officer or his substitute.

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01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

18.01 — BY LAWS

Sole Paragraph -The Chief Executive Officer shall convene an extraordinary meeting of the Executive Board by virtue of the request of at least 3 (three) members of the Executive Board;

Article 30 — The meetings of the Executive Board shall only begin with the presence of the majority of its members.

Article 31 — The Chief Executive Officer shall chair the meetings of the Executive Board in order to priorize consensual approvals amongst its members.

§1-	When there is no consent among members of the Board, the Chief Executive Officer may (i) withdraw the issue from the agenda, (ii) attempt to form a majority, with the use of his casting vote or, (iii) in the interests of the company and by grounded presentation, decide individually on the matters raised for joint approval, including those listed in Article 32, and in respect of the exceptions stated in §2 following;

§2-	Decisions relating to annual and multi-annual budgets and to the strategic plan and the Annual Report of the company shall be taken by majority vote, considered to be all Executive Officers, provided that the favorable vote of the Chief Executive Officer is included therein.

§3-	The Chief Executive Officer shall inform the Board of Directors the utilization of the prerogative concerning item (iii), §1 stated above, in the first Board of Directors meeting which succeed the corresponding decision.

Subsection III – Responsibilities

Article 32 — The Executive Board shall be responsible for:

I-	approving the creation and elimination of Executive Departments subordinated to each Executive Director;

II-	preparing and submitting to the Board of Directors the company’s general policies on human resources, and executing the approved policies;

III-	complying with and ensuring compliance with the general guidelines and business policies of the Company laid down by the Board of Directors;

IV-	preparing and submitting, annually, to the Board of Directors, the company’s strategic guidelines and the strategic plan, and executing the approved strategic plan;

V-	preparing and submitting the company’s annual and multi-annual investments budgets to the Board of Directors, and executing the approved budgets;

VI-	planning and steering the company’s operations and reporting the company’s economic and financial performance to the Board of Directors, and producing reports with specific performance indicators;

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01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

18.01 — BY LAWS

VII-	identifying, evaluating and submitting investment and/or divestiture opportunities to the Board of Directors which exceed the limits of the Executive Board as defined by the Board of Directors, and executing the approved investments and/or divestitures;

VIII-	identifying, evaluating and submitting to the Board of Directors operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases, and conducting the approved mergers, split-offs, incorporations and purchases;

IX-	preparing and submitting the company’s finance policies to the Board of Directors, and executing the approved policies;

X-	submitting to the Board of Directors the issuance of simple debentures, not convertible into shares and without collateral;

XI-	defining and submitting to the Board of Directors, after the drawing up of the balance sheet, the employment of profit for the year, the distribution of company dividends and, when necessary, the capital budget;

XII-	preparing in each fiscal year the Annual Report and Financial Statements to be submitted to the Board of Directors and the General Meeting;

XIII-	adhere to and encourage adhesion to the company’s code of ethics, established by the Board of Directors;

XIV-	preparing and submitting to the Board of Directors the company’s policies on corporate responsibility, such as the environment, health, safety and social responsibility, and implementing the approved policies;

XV-	authorizing the purchase of, sale of and placing of liens on fixed and non-fixed assets including securities, the contracting of services, the company being the provider or receiver of such, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;

XVI-	authorizing the signing of agreements, contracts and settlements that constitute liabilities, obligations or commitments on the company, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;

XVII-	propose to the Board of Directors any reformulation, alteration, or amendment of shareholders’ agreements or of agreements among the shareholders of companies in which the company participates, as well as suggesting the signing of new agreements and consortia contracts that address subjects of this nature;

XVIII-	authorizing the opening and closing of branch offices, subsidiary branch offices, depots, agencies, warehouses, representative officer or any other type of establishment in Brazil or abroad;

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01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

18.01 — BY LAWS

XIX-	authorizing the undertaking of commitments, waiver of rights and transactions of any nature, liens on securities being excepted, under the terms of section XII of Article 14, being empowered to establish standards and delegate powers in accordance with the criteria and standards established by the Board of Directors;

XX-	establishing and informing the Board of Directors on the individual limits of the Executive Officers, in respect of the limits of the Executive Board jointly, as established by the Board of Directors;

XXI-	establishing, based on the limits fixed for the Board of Directors, the limits throughout the whole of the company’s administrative organization hierarchy.

§1-	The Executive Board shall be empowered to lay down voting guidelines to be followed at the General Meetings by its proxies in the companies, foundations and other organizations in which the company participates, directly or indirectly, the investment plans and programs of the company, as well as the respective budgets being complied with, the limit of responsibility being observed as regards, among others, indebtedness, the sale of assets, the waiver of rights and the reduction of corporate equity investments.

§2-	The Executive Board shall take steps to appoint persons who shall form part of the Administrative, Consultant and Audit bodies of those companies and organizations in which the company participates directly or indirectly.

Article 33 — The responsibilities of the Chief Executive Officer are to:

I-	take the chair at meetings of the Executive Board;

II-	exercise executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive Officers, exerting his best efforts to ensure faithful compliance with the decisions and guidelines laid down by the Board of Directors and the General Meeting;

III-	coordinate and supervise the activities of the business areas and units that are directly subordinated to him;

IV-	select and submit to the Board of Directors the names of candidates for Executive Officer posts to be elected by the Board of Directors, and also to propose the respective removal;

V-	coordinate the decision making process of the Executive Board, as provided for in Article 31 of Subsection II – Workings;

VI-	grant vacation and leave to the members of the Executive Board, and designate other Executive Officers as their alternates;

VII-	keep the Board of Directors informed about the activities of the company;

VIII-	together with the other Executive Officers, prepare the annual report and draw up the balance sheet;

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01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

18.01 - BY LAWS

Article 34 - The Executive Officers are to:

I-	organize the services for which they are responsible;

II-	participate in meetings of the Executive Board, contributing to the definition of the policies to be followed by the company and reporting on matters of the respective areas of supervision and coordination;

III.	comply with and ensure compliance with the policy and general guidance of the company’s business laid down by the Board of Directors, each Executive Officer being responsible for his business units and specific area of activities.

Article 35 — The company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive Board, or by 2 (two) proxies established in accordance with § 1 of this Article, or by 1 (one) proxy jointly with an Executive Officer.

§1-	Except when otherwise required by law, proxies shall be appointed by a power of attorney in the form of a private instrument in which the powers granted shall be specified, the term of validity of powers of attorney “ad negotia” expiring on December 31 of the year in which it is granted.

§2-	The company may, moreover, be represented by a single proxy at the General Meetings of shareholders of the companies, consortia and other organizations in which it participates or for acts arising out the exercise of powers specified in a power of attorney “ad judicia” or: (a) at agencies at any level of government, customs houses and public service concessionaires for specific acts for which a second proxy is not necessary or not permitted; (b) for signing of contract instruments in solemnity or at which the presence of a second proxy is not possible; (c) for signing of documents of any kind which imply in an obligation for the company whose monetary limits shall be established by the Executive Board.

§3-	In the case of commitments assumed abroad, the company may be represented by a single member of the Executive Board, or by an attorney-in-fact with specific and limited powers according to the present By-Laws.

§4-	Summons and judicial or extrajudicial notifications shall be made in the name of the Executive Officer responsible for Investor Relations, or by proxy as established in § 1 of this Article.

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01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

18.01 — BY LAWS

CHAPTER V — AUDIT COMMITTEE

Article 36 — The Audit Committee, a permanently functioning body, shall be formed of 3 (three) to 5 (five) effective members and an equal number of alternates, elected by the General Meeting, which shall fix their remuneration.

Article 37 — The members of the Audit Committee shall carry out their duties until the first Ordinary General meeting to be held following their election, their re-election being permitted.

Article 38 — In their absence or impediment, or in cases of vacancy of office, the members of the Audit Committee shall be replaced by their respective alternates.

Article 39 — The Audit Committee shall exercise the functions attributed to it by prevailing legislation, and shall provide, with minimum notice of 30 (thirty) days prior to the Ordinary General Meeting, a report on the documentation as established in Article 133 of Law # 6,404/76, with the terms set forth in Law # 10,303/01.

CHAPTER VI — COMPANY PERSONNEL

Article 40 — The company shall maintain a social security plan for its employees administered by a foundation established for this purpose, the provisions of prevailing legislation being complied with.

CHAPTER VII — FINANCIAL YEAR AND DISTRIBUTION OF PROFITS

Article 41 — The fiscal year of the company shall coincide with the calendar year, thus finishing on December 31, when the balance sheets shall be prepared.

Article 42 — After the constitution of the legal reserve, the employment of the remaining portion of the net profit verified at the end of each financial year (which shall coincide with the calendar year) shall, on the motion of the Administration, be submitted to the decision of the General Meeting.

Sole Paragraph - The amount of the interest, paid or credited in the form of interest on stockholders’ equity in accordance with the prescriptions of Article 9, § 7 of Law # 9,249 dated December 26, 1995 and of relevant legislation and regulations, may be ascribed to the compulsory dividend and to the minimum annual dividend on the preferred shares, such amount for all legal purposes forming the sum of the dividends distributed by the company.

Article 43 — The proposal for distribution of profit shall include the following reserves:

I.	Depletion Reserve, to be constituted in accordance with prevailing fiscal legislation;

II.	Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the company’s purpose, in an amount not greater than 50% (fifty percent) of distributable net profit up to a maximum of the company’s share capital.

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01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

18.01 — BY LAWS

Article 44 — At least 25% (twenty-five percent) of the net annual profit, adjusted as per the law, shall be devoted to the payment of dividends.

Article 45 — At the proposal of the Executive Board, the Board of Directors may determine the preparation of the balance sheets in periods of less than a year and declare dividends or interest on stockholders’ equity on account of the profit verified in these balances as well as to declare for the account of accrued profits or profit reserves existing in the latest annual or semi-annual balance sheet.

Article 46 — The dividends and interest on stockholders’ equity mentioned in the Sole Paragraph of Article 42 shall be paid at the times and at the places specified by the Executive Board, those not claimed within 3 (three) years after the date of payment reverting in favour of the company.

I hereby declare that the above text is a true copy of the original, recorded in the appropriate book.

Rio de Janeiro, April 28th, 2004

Pedro Aguiar de Freitas
General Counsel

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01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

19.01 — COMPETITORS

     AFFILIATED: ITABIRA RIO DOCE COMPANY LTDA.

Itaco is a trading company which commercializes products manufactured by companies of the CVRD group to customers in Latin America, North America, Africa, Asia, Middle East and Europe. No competition is established by those companies.

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1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

19.04 — MAIN CUSTOMER PER PRODUCTS AND/OR SERVICES

     AFFILIATED: ITABIRA RIO DOCE COMPANY LTDA.

56% of Itaco’s revenues in 2003 were derived from iron ore sales and 18% from pellets sales. These two items were the most significant in the Companies’ gross operating income. Iron ore sales are substantially retailed; however, two major customers may be appointed: Sollac (10%) and Nippon (12%). Half of sales of pellets, aproximately, are entailed to three major customers: Caribbean Ispat (20%), Wheeling (16%) and Siderar (10%).

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1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

19.05 — OPERATIONS WITH RELATED COMPANIES

     AFFILIATED: ITABIRA RIO DOCE COMPANY LTDA.

     PRODUCTS/CUSTOMERS

     Pellets/Iron Ore

Companhia Vale do Rio Doce — CVRD

Urucum Mineração S.A.

Companhia Ítalo-Brasileira de Pelotização — ITABRASCO

Companhia Coreano-Brasileira de Pelotização — KOBRASCO

     Manganese/Ferroalloys

Rio Doce Manganês

Urucum Mineração S.A.

     Alumina/Aluminium

Alunorte – Alumina do Norte do Brasil S.A.

Albras – Alumínio Brasileiro S.A.

     PRODUCTS/SELLERS

     Pellets/ Iron Ore

Gulf Industrial Investment Co. – GIIC

Rio Doce Limited

     Manganese/Ferroalloys

Rio Doce Manganèse Europe

Rio Doce Manganèse Norway

Page: 85

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

19.09 — CHARACTERISTICS OF THE BRANCH ACTIVITY

     AFFILIATED: ITABIRA RIO DOCE COMPANY LTDA.

Itaco trades iron ore, pellets, manganese, ferroalloys aluminum and alumina to Europe, Asia, Latin America, North America, Middle East and Africa.

Page: 86

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

19.10 — PERFORMANCE REPORT

     AFFILIATED: ITABIRA RIO DOCE COMPANY LTDA.

In 2003 Itaco had a net income of U$ 19,7 million compared to a loss of US$ 60 million in 2002. This change is due to the following factors:

•	An increase in revenues from sales of iron ore (64%), pellets (93%), and aluminum (47%) as compared to 2002 was one of the major reasons for the increase of US$ 18 million in the operating income;

•	The results on earnings of affiliates represented a loss of US$ 37 million in 2002 as compared to a gain of US$ 55 million in 2003. This change basically derived from the increase in the percentage of ownership in Caemi from 16,86% to 60,23% as from september 2003.

Page: 87

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

19.01 — COMPETITORS

AFFILIATED: RIO DOCE EUROPA S. A. R. L.

The affiliated company Rio Doce Europa S.A.R.L is a holding company without operational activities, hence the items below will present information of Rio Doce International Finance Ltd.

Nothing to report.

Page: 88

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

19.04 — MAIN CUSTOMER PER PRODUCTS AND/OR SERVICES

AFFILIATED: RIO DOCE EUROPA S. A. R. L.

Societé Industrielle Et Commerciale Brasilo-Luxembourgeoise S. A. — BRASILUX corresponds to 97% of the total Net Operating Revenue of Rio Doce International Finance Ltd.

Page: 89

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissaã de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

19.05 — OPERATIONS WITH RELATED COMPANIES

AFFILIATED: RIO DOCE EUROPA S. A. R. L.

SALES COMMISSION

BRASILUX – Société Industrielle et Commerciale Brasilo-Luxembourgeoise S.A.

PPSA Overseas S. A.

LOAN CONTRACTS

Companhia Vale do Rio Doce – CVRD

Vale do Rio Doce Navegação S.A. – DOCENAVE

Itabira Rio Doce Company Limited – ITACO

Seamar Shipping Corporation – SEAMAR

Rio Doce Manganêse Europe – RDME

Rio Doce Norway – RDN

Rio Doce Manganêse Norway – RDMN

Société Industrielle Et Commerciale Brasilo-Luxembourgeouse S.A . — Brasilux

Brasamericán

Companhia Paulista de Ferro Ligas — CPFL

Rio Doce América — RDA

Rio Doce International — RDI

Rio Doce Limited

Amazon Iron Ore

FCA Overseas

Page: 90

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

19.09 — CHARACTERISTICS OF THE BRANCH ACTIVITY

AFFILIATED: RIO DOCE EUROPA S. A. R. L.

The company has acted as a sub agent of iron ore sales in Europe and, according by, is affected by changes in the European market conditions.

Page: 91

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

19.10 — PERFORMANCE REPORT

AFFILIATED: RIO DOCE EUROPA S. A. R. L.

The Company reported a Net Income of US$ 71 million in 2003 as compared to US$ 23 million in 2002, basically due to:

COMMISSION REVENUE

The company received commission from Brasilux and PPSA Overseas on sales to the external market of its indirect parent company Companhia Vale do Rio Doce, generating revenue in 2003 of US$ 67 millions, compared with US$ 52 millions in 2002.

FINANCIAL RESULT

There was a gain of US$ 15 million in 2003 compared to US$ 14 million in 2002, basically due to the decrease in income from marketable securities.

RESULT FROM SHAREHOLDINGS

The equity result was a gain of US$ 21 million in 2003 as compared to a loss of US$ 8 million in 2002.

Page: 92

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2003

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

20.00 — INFORMATION ABOUT CORPORATE GOVERNANCE

All activities and initiatives of the Companhia Vale do Rio Doce are guided by the best practices in corporate governance, which is fundamental for continuous efforts to create value for shareholders. By privileging transparency in the decision-making process and by respecting our investors, CVRD is open to the judgment of society and the capital market, and is motivated to follow the path of corporate growth.

On December 12, by adhering to Level 1 of the São Paulo Stock Exchange’s Differentiated Practices for Corporate Governance Program (Programa de Práticas Diferenciadas de Governança Corporativa da Bovespa), CVRD formally committed itself to following the most rigorous practices as required by law. This event represents yet another sign of commitment to a transparent management model, ensuring Shareholders a rendering of accounts – a quick and efficient information disclosure – reflecting the respect that CVRD has for shareholders and their rights.

The vast quantity of information disclosed on virtually a daily basis, simultaneously for all shareholders and financial market agents demonstrates how transparency and equity are the central pillars of our corporate management model.

CVRD has implanted a conservative financial model, which, in 2003, did not prevent the Company from implementing one of the most ambitious investment plans in its history. The company also distributed R$ 1.930 billion to its shareholders.

In its continual striving for excellence, CVRD periodically assesses new concepts and suggestions with the aim of further improving its corporative governance model. The company is a leader in its efforts to broaden implementation of the best global management practices. Maintaining this leadership is a priority target.

Page: 93

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)

Date: June 4, 2004	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Chief Financial Officer